UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

JUNE 30, 2012

Directa Auditores Rua Vergueiro, 2016, 8 e 9 andares - Vila Mariana 04102-000 - São Paulo - SP Tel.: 11 2141-6300 - Fax: 11 2141-6323 www.directapkf.com.br

CE-0536/12

REPORT OF QUARTERLY INFORMATION REVIEW

To the Shareholders, Board Members and Directors of

TELEFÔNICA BRASIL S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim accounting information of TELEFÔNICA BRASIL S.A. and subsidiaries, contained in the ITR (Quarterly Information Form), referring to the quarter ended on June 30, 2012, which comprises the balance sheet and related statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the six-month period then ended, including the notes thereto.

The management is responsible for the preparation of the individual interim accounting information according to CPC Technical Pronouncement CPC 21 – Interim Statement and interim consolidated accounting information according to CPC 21 and international standard IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board – IASB, as well as for the presentation of such information according to standards issued by CVM (Brazilian SEC), applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standards of review of interim information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade e ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of inquiries, mainly to those responsible for financial and accounting matters, and the application of analytical procedures and other review procedures.

The scope of a review is significantly less in scope than an audit and, consequently, it did not allow us to obtain assurance that we became aware of all significant matters which could be identified in an audit. Accordingly, we did not express an audit opinion.

Conclusion on individual interim information

Based on our review, we are not aware of any fact which makes us believe that the individual interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with the Brazilian SEC (CVM) regulations.

1

Directa Auditores Rua Vergueiro, 2016, 8 e 9 andares - Vila Mariana 04102-000 - São Paulo - SP Tel.: 11 2141-6300 - Fax: 11 2141-6323 www.directapkf.com.br

Conclusion on consolidated interim information

Based on our review, we are not aware of any fact which makes us believe that the consolidated interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian SEC (CVM) regulations.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated statement of value added (SVA), referring to the six-month period ended June 30, 2012, the presentation of which in the interim information is required according to standards issued by CVM (Brazilian SEC), regulations applicable to the preparation of the Quarterly Information – ITR and considered as supplementary information by IFRS’s standards, which do not require the presentation of the SVA. These statements were submitted to the same review procedures previously described and, based on our review, we are not aware of any fact which could make us believe that they were not prepared, in all material aspects, in accordance with individual and consolidated interim accounting information taken as a whole.

Audit and review of comparative amounts of previous year

The Quarterly Information – ITR, mentioned in the first paragraph, includes accounting information corresponding to income, comprehensive income, changes in shareholders’ equity, cash flows and added value of the quarter ended June 30, 2011, obtained from the Quarterly Information – ITR from that period, and those from the balance sheet of December 31, 2011, obtained from the financial statements as of December 31, 2011, presented for comparison purposes. The review of the Quarterly Information – ITR of the quarter ended June 30, 2011 and the examination of the financial statements from the period ended December 31, 2011 were conducted under the responsibility of other independent auditors, who issued review and audit reports dated July 26, 2011 and February 14, 2012, respectively, with no changes.

São Paulo, July 24, 2012.

CRC Nº 2SP013002/O-3

Clóvis Ailton Madeira

CTCRC Nº 1SP106895/O-1 "S"

2

	TELEFÔNICA BRASIL S. A. Brazilian IRS Registry of Legal Entities (CNPJ) No. 02.558.157/0001-62 PUBLICLY-HELD COMPANY Balance sheets June 30, 2012 and December 31, 2011 (In thousands of reais)

	Company		Consolidated			Company		Consolidated
Assets	Jun/2012	Dec/2011	Jun/2012	Dec/2011	LIABILITIES	Jun/2012	Dec/2011	Jun/2012	Dec/2011

Current assets	4,200,158	4,775,480	11,328,109	11,810,118	CURRENT LIABILITIES	5,624,519	6,398,178	11,396,415	12,740,263

Cash and cash equivalents	477,986	826,902	2,105,630	2,940,342	Personnel, social charges and social benefits	206,615	244,438	428,662	495,624
Trade accounts receivable, net	2,262,624	2,286,636	4,958,278	5,105,860	Trade accounts payable	2,051,214	2,396,987	5,045,604	6,037,315
Inventory materials	31,763	31,836	487,136	471,721	Taxes, fees and contributions	508,193	700,187	1,573,727	1,691,991
Taxes recoverable	885,321	1,130,761	2,264,487	2,495,066	Loans and financing	418,725	510,899	915,311	988,413
Judicial deposits	-	-	212,470	116,421	Debentures	118,270	468,624	118,270	468,624
Derivative transactions	885	674	3,578	1,840	Dividends and interest on equity	1,293,505	972,986	1,293,505	972,986
Prepaid expenses	54,722	37,705	740,312	255,056	Provisions	306,771	287,137	444,771	416,313
Dividends and interest on equity	204,210	172,679	-	-	Derivative transactions	10,869	10,960	29,539	51,162
Other assets	282,647	288,287	556,218	423,812	Deferred revenue	74,367	84,956	763,838	761,268
					Reverse split of fractional shares	346,138	346,396	389,694	389,953
					Other liabilities	289,852	374,608	393,494	466,614
NON-CURRENT ASSETS	50,335,197	50,269,267	53,128,115	53,679,855

Short-term investments pledged as collateral	-	-	105,488	99,114	NON-CURRENT LIABILITIES	5,513,401	5,320,852	9,662,374	9,418,925
Trade accounts receivable, net	-	-	83,161	84,855
Taxes recoverable	572,404	787,852	783,856	1,014,959	Taxes, fees and contributions	31,224	32,390	457,998	433,071
Deferred taxes	-	-	1,166,970	1,428,878	Deferred taxes	989,257	788,954	989,257	788,954
Judicial deposits	3,026,088	2,815,964	3,752,081	3,400,244	Loans and financing	1,102,515	1,277,783	3,660,504	3,959,115
Derivative transactions	55,111	35,142	273,448	225,935	Debentures	797,742	787,807	797,742	787,807
Prepaid expenses	16,129	18,290	41,927	32,138	Provisions	2,502,916	2,336,981	3,440,574	3,147,085
Other assets	142,838	109,221	142,033	148,293	Derivative transactions	7,459	13,382	35,425	78,369
					Deferred revenue	46,039	38,616	222,133	156,266
					Other liabilities	36,249	44,939	58,741	68,258
INVESTMENTS	20,625,939	20,245,883	23,577	37,835

FIXES ASSETS, NET	9,715,467	9,691,517	17,132,350	17,153,920	TOTAL EQUITY	43,397,435	43,325,717	43,397,435	43,330,785

INTANGIBLE ASSETS, NET	16,181,221	16,565,398	29,623,224	30,053,684	EQUITY	43,397,435	43,325,717	43,397,435	43,325,717
					Capital	37,798,110	37,798,110	37,798,110	37,798,110
					Capital reserves	2,686,897	2,719,665	2,686,897	2,719,665
					Income reserves	877,322	877,322	877,322	877,322
					Award in the purchase of non-controlling interest	(70,448)	(29,929)	(70,448)	(29,929)
					Other comprehensive income	(351)	7,520	(351)	7,520
					Retained earnings	2,105,905	-	2,105,905
					Proposed additional dividend	-	1,953,029	-	1,953,029

					NON-CONTROLLING INTERESTS	-	-	-	5,068

TOTAL ASSETS	54,535,355	55,044,747	64,456,224	65,489,973	TOTAL LIABILITIES	54,535,355	55,044,747	64,456,224	65,489,973

3

	TELEFÔNICA BRASIL S. A. Brazilian IRS Registry of Legal Entities (CNPJ) No. 02.558.157/0001-62 PUBLICLY-HELD COMPANY Income statements Year ended June 30, 2012 and 2011 (In thousands of reais)

	Company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011

NET OPERATING REVENUE	6,445,441	7,451,889	16,557,810	12,235,581

Cost of services rendered and goods sold	(3,713,895)	(4,307,519)	(8,082,834)	(6,496,975)

GROSS PROFIT	2,731,546	3,144,370	8,474,976	5,738,606

OPERATING REVENUES (EXPENSES)	(448,998)	(1,061,646)	(5,205,454)	(3,345,711)
Service rendering	(1,597,374)	(1,482,032)	(4,338,719)	(2,798,898)
General and administrative expenses	(375,536)	(278,337)	(1,107,819)	(657,483)
Equity pickup	1,620,591	618,652	-	-
Other operating income (expenses), net	(96,679)	80,071	241,084	110,670

INCOME BEFORE FINANCIAL INCOME AND EXPENSES	2,282,548	2,082,724	3,269,522	2,392,895

Financial income (expenses), net	(47,482)	(10,997)	(129,483)	(5,513)

INCOME BEFORE TAXES	2,235,066	2,071,727	3,140,039	2,387,382

Income and social contribution taxes	(191,501)	(509,426)	(1,097,889)	(819,675)

NET INCOME FOR THE PERIOD	2,043,565	1,562,301	2,042,150	1,567,707

Attributable to:
Net income attributed to non-controlling shareholders	-	-	(1,415)	5,406
Net income attributed to controlling shareholders	2,043,565	1,562,301	2,043,565	1,562,301

Basic and diluted earnings per share – Common	1.71	2.02	1.71	2.02
Basic and diluted earnings per share – Preferred	1.88	2.22	1.88	2.22

4

TELEFÔNICA BRASIL S. A.
Brazilian IRS Registry of Legal Entities (CNPJ) No. 02.558.157/0001-62
PUBLICLY-HELD COMPANY
Statements of changes in equity
Year ended June 30, 2012 and December 31, 2011
(In thousands of reais)

			Capital reserve			Income reserve			Other comprehensive income
	Capital	Award in the purchase of non-controlling interest	Goodwill special reserve	Capital reserve	Treasury stock	Legal reserve	Retained earnings	Proposed additional dividend	Financ. Instrum. available for sale, net of IR/CS	Derivative transactions	Translation difference – investment abroad	Company’s equity	Non-controlling interest in the Company’s profit sharing	Total equity

Balances at December 31, 2010	6,575,480	-	63,074	2,688,207	(17,719)	659,556	-	1,694,099	13,296	-	(8,879)	11,667,114	-	11,667,114

Additional proposed dividend for 2010	-	-	-	-	-	-	-	(1,694,099)	-	-	-	(1,694,099)	-	(1,694,099)
Expired dividends and interest on equity, net of taxes	-	-	-	-	-	-	107,874	-	-	-	-	107,874	-	107,874
Capital increase through the incorporation of shares of Vivo Participações on 04/27/2011	31,222,630	-	-	47,723	-	-	-	-	-	-	-	31,270,353	-	31,270,353
Withdrawal rights to shareholders due to the incorporation of Vivo	-	-	-	-	(3)	-	-	-	-	-	-	(3)	-	(3)
Repurchase of shares	-	-	-	-	(61,617)	-	-	-	-	-	-	(61,617)	-	(61,617)
Non-controlling interest	-	(29,929)	-	-	-	-	-	-	-	-	-	(29,929)	(1,813)	(31,742)
Legal reserve	-	-	-	-	-	217,766	(217,766)	-	-	-	-	-	-	-
Net income for the year	-	-	-	-	-	-	4,355,318	-	-	-	-	4,355,318	6,881	4,362,199
Other comprehensive income	-	-	-	-	-	-	(42,997)		(3,412)	1,995	4,520	(39,894)	-	(39,894)
Appropriations:														-
Dividends	-	-	-	-	-	-	(382,400)	-	-	-	-	(382,400)	-	(382,400)
Interest on equity	-	-	-	-	-	-	(1,586,950)	-	-	-	-	(1,586,950)	-	(1,586,950)
income tax on interest on equity	-	-	-	-	-	-	(280,050)	-	-	-	-	(280,050)	-	(280,050)
Proposed additional dividend	-	-	-	-	-	-	(1,953,029)	1,953,029	-	-	-	-	-	-

Balances at December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	1,953,029	9,884	1,995	(4,359)	43,325,717	5,068	43,330,785

Additional proposed dividend for 2011	-	-	-	-	-	-	-	(1,953,029)	-	-	-	(1,953,029)	-	(1,953,029)
Expired dividends and interest on equity, net of taxes	-	-	-	-	-	-	62,340	-	-	-	-	62,340	-	62,340
Withdrawal rights to shareholders due to the incorporation of Vivo	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Repurchase of shares	-	-	-	-	(32,768)	-	-	-	-	-	-	(32,768)	-	(32,768)
Non-controlling interest	-	(40,519)	-	-	-	-	-	-	-	-	-	(40,519)	(3,653)	(44,172)
Net income for the period	-	-	-	-	-	-	2,043,565	-	-	-	-	2,043,565	(1,415)	2,042,150
Other comprehensive income	-	-	-	-	-	-	-		(7,561)	(2,851)	2,541	(7,871)	-	(7,871)

Balances at June 30, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	877,322	2,105,905	-	2,323	(856)	(1,818)	43,397,435	-	43,397,435

												-		-
Outstanding shares (in thousands)														1,123,269

VPA – Equity value of Company’s shares														38.63

5

TELEFÔNICA BRASIL S. A. Cash flow statements Year ended June 30, 2012 and 2011 (In thousands of reais)

	Company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011
CASH FROM OPERATING ACTIVITIES:

Income before taxes	2,235,066	2,071,727	3,140,039	2,387,382

Items not affecting cash

Expenses (revenues) not affecting cash	105,128	428,951	3,109,547	2,163,551
Depreciation and amortization	1,306,276	952,080	2,670,681	1,867,789
Foreign exchange variations on loans	3,285	(45,478)	10,885	(27,354)
Monetary variations	16,603	(29,868)	(28,616)	(27,862)
Equity pickup	(1,620,591)	(618,654)	-	-
(Gain) / Loss in the write-off of assets	7,447	(75,317)	(380,699)	(106,592)
Provision for impairment losses	145,434	153,005	340,387	217,012
Pension and other post-retirement benefits plans	(3,617)	9,269	(8,109)	8,514
Tax, labor and civil provisions	123,525	4,112	230,258	42,114
Interest expense	121,621	82,096	253,242	159,701
Provision for demobilization	(188)	(453)	(1,819)	(805)
Provision for customer loyalty program	-	-	11,762	2,629
Other	5,333	(1,841)	11,575	28,405

(Increase) decrease in operating assets	151,659	(445,590)	(327,307)	(558,010)
Trade accounts receivable, net	(121,422)	(237,092)	(191,110)	(438,471)
Inventories	73	(182)	(20,806)	(116,591)
Other current assets	228,765	(7,700)	(133,334)	55,757
Other non-current assets	44,243	(200,616)	17,943	(58,705)

Increase (decrease) in operating liabilities	(631,256)	(384,833)	(1,882,150)	(898,556)
Personnel, social charges and social benefits	(37,823)	(16,400)	(66,963)	(927)
Trade accounts payable and accrued expenses	(189,703)	129,714	(678,709)	(36,532)
Taxes, fees and contributions	(190,177)	44,760	(180,872)	55,905
Other current liabilities	(95,601)	(99,571)	(142,281)	(116,241)
Other non-current liabilities	15,098	25,608	(20,109)	6,679
Interest paid	(123,567)	(80,229)	(236,198)	(185,620)
Income and social contribution taxes paid	(9,483)	(388,715)	(557,018)	(621,820)

Total cash generated by operating activities	1,860,597	1,670,255	4,040,129	3,094,367

CASH FLOW FROM INVESTING ACTIVITIES:

Acquisition of fixed and intangible assets, net of grants	(1,129,337)	(1,173,602)	(2,654,126)	(1,859,147)
Cash from sale of fixed assets	3,248	111,573	282,703	115,278
Cash from investing activities	7,551	-	10,069	-
Dividends and interest on equity	1,200,000	-	-	-
Cash and cash equivalents due to consolidation of companies	-	-	-	31,095
Cash and cash equivalents due to business combination	-	-	-	1,982,898

Cash generated by (used in) investing activities	81,462	(1,062,029)	(2,361,354)	270,124

CASH FLOW FROM FINANCING ACTIVITIES

Loans, financing and debentures	(637,737)	(206,410)	(849,922)	(314,733)
Loans and debentures	-	698,470	14,309	700,879
Net payment of derivative contracts	(3,144)	162	(27,780)	(8,742)
Acquisition of non-controlling interest	(44,171)	-	(44,171)	-
Repurchase of treasury stock	(32,769)	-	(32,769)	-
Dividends and interest on equity paid	(1,573,154)	(1,523,914)	(1,573,154)	(2,638,652)

Cash used in financing activities	(2,290,975)	(1,031,692)	(2,513,487)	(2,261,248)

Increase (decrease) in cash and cash equivalents	(348,916)	(423,466)	(834,712)	1,103,243

Cash and cash equivalents at the beginning of the year	826,902	1,089,089	2,940,342	1,556,715
Cash and cash equivalents at the end of the period	477,986	665,623	2,105,630	2,659,958

Changes in cash for the period	(348,916)	(423,466)	(834,712)	1,103,243

6

TELEFÔNICA BRASIL S. A.
Brazilian IRS Registry of Legal Entities (CNPJ) No. 02.558.157/0001-62

PUBLICLY-HELD COMPANY

Statements of comprehensive income

Year ended June 30, 2012 and 2011

(In thousands of reais)

	Company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011
Net income for the period	2,043,565	1,562,301	2,042,150	1,567,707

Unrealized gains (losses) on investments available-for-sale, net of taxes	(7,561)	1,374	(7,561)	1,374
Gains (losses) in derivative transactions, net of taxes	-	-	(2,851)	-
Accumulated adjustments in the translation of transactions in foreign currency	2,541	912	2,541	912
Interest in the comprehensive income of subsidiaries	(2,851)	-	-	-

Net gains (losses) recognized in equity	(7,871)	2,286	(7,871)	2,286

Comprehensive income for the period	2,035,694	1,564,587	2,034,279	1,569,993

Attributable to:
Net income attributed to non-controlling shareholders	-	-	(1,415)	5,406
Net income attributed to controlling shareholders	2,035,694	1,564,587	2,035,694	1,564,587

Basic and diluted earnings per share – Common share	1.70	2.02	1.70	2.02
Basic and diluted earnings per share – Preferred share	1.87	2.22	1.87	2.22

7

TELEFONICA BRASIL S.A. - TELESP
Brazilian IRS Registry of Legal Entities (CNPJ) No. 02.558.157/0001-62

PUBLICLY-HELD COMPANY

Statements of Value Added

Years ended June 30, 2012 and 2011

(In thousands of reais)

	Company		Consolidated
	Jun/2012	Jun/2011	Jun/2012	Jun/2011

Revenues	8,591,579	10,210,575	22,418,524	16,709,327
Sale of goods and services	8,621,260	10,202,784	22,504,550	16,649,833
Other revenues	115,753	160,796	254,361	276,506
Allowance for doubtful accounts	(145,434)	(153,005)	(340,387)	(217,012)

Inputs acquired from third-parties	(3,861,900)	(4,392,300)	(8,057,669)	(6,664,435)
Cost of products, goods sold and services rendered	(2,719,640)	(3,310,029)	(4,993,985)	(4,363,253)
Materials, energy, outsourced services and other	(1,160,508)	(1,168,357)	(3,463,301)	(2,415,536)
Loss/recovery of assets	18,248	86,086	399,617	114,354

Gross value added	4,729,679	5,818,275	14,360,855	10,044,892

Withholdings	(1,306,276)	(952,080)	(2,670,681)	(1,867,789)
Depreciation and amortization	(1,306,276)	(952,080)	(2,670,681)	(1,867,789)

Net value added produced	3,423,403	4,866,195	11,690,174	8,177,103

Net value added received by means of transfer	1,920,131	843,611	619,449	425,589
Equity pickup	1,620,591	618,652	-	-
Financial income	299,540	224,959	619,449	425,589

Total undistributed value added	5,343,534	5,709,806	12,309,623	8,602,692

Distribution of value added	5,343,534	5,709,806	12,309,623	8,602,692

Personnel, social charges and social benefits	389,383	364,095	923,409	592,729
Direct compensation	276,492	267,508	672,131	452,808
Benefits	69,121	68,571	178,966	97,123
Unemployment Compensation Fund (FGTS)	43,770	28,016	72,312	42,798
Taxes, fees and contributions	2,464,254	3,254,188	7,762,052	5,327,700
Federal	721,979	1,069,749	3,041,123	2,034,463
State	1,708,045	2,161,097	4,667,197	3,253,244
Local	34,230	23,342	53,732	39,993
Remuneration - third-party’s capital	302,825	442,247	1,356,039	980,339
Interest	346,646	235,162	748,172	429,828
Rentals	(43,821)	207,085	607,867	550,511
Equity capital remuneration	2,043,565	1,562,301	2,042,150	1,567,707
Retained Earnings	2,043,565	1,562,301	2,043,565	1,562,301
Non-controlling interest	-	-	(1,415)	5,406
Other	143,507	86,975	225,973	134,217
Labor and civil provisions – net	143,507	86,975	225,973	134,217

8

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

1.    OPERATIONS

a. Controlling shareholders

Telefônica Brasil S.A. (Company or Telefônica do Brasil) is headquartered at Rua Martiniano de Carvalho, 851, in the capital of the state of São Paulo, Brazil. The Company belongs to the Telefonica Group, the telecommunications industry leader in Spain which is also present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of December 31, 2011 and June 30, 2012, held total direct and indirect interest of 73.81% of which 91.76% are common shares and 64.60% are preferred shares.

b. Operations

The Company’s business purpose is the rendering of fixed wire telephone and data services in the state of São Paulo and mobile telephone services nationwide under Fixed Switch Telephone Service Concession Agreement (STFC) and authorizations, respectively. The Company and its subsidiaries have also authorizations to provide other telecommunications services, such as data communication to the business market, broadband internet services, mobile telephone services (Personal Mobile Services -SMP) and pay TV services, being: (i) by satellite all over the country; (ii) using (MMDS) Multichannel Multipoint Distribution Service technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre and (iii) through cable in the cities of São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

The concessions and authorizations were granted by ANATEL, which is in charge of regulating the telecommunication sector in Brazil, according to the Law No 9.472, of July 16, 1997 – General Law of Telecommunication (“Lei Geral das Telecomunicações” - LGT), that was amended by Law No 9.986, of July 18, 2000 and No. 12485 of September 12, 2011 (Notes 1.b.1 and 1.b.2).

b.1. Fixed Switch Telephone Service Concession Agreement (STFC)

The Company is the concessionaire of the STFC to render fixed telephony services in the local network and national long distance calls originated in sector 31 of region 3, which comprises the State of São Paulo (except the municipalities that form the sector 33), established in the General Concession Plan (PGO/2008).

The current Concession Agreement dated June 30, 2011, in place since July 1, 2011 awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2015 and December 31, 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in place at that moment.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

The Concession Agreement establishes that all assets owned by the Company which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force at that moment. On June 30, 2012, the carrying amount of reversible assets is estimated at R$ 6,744,275 (R$ 6,698,899 as of December 31, 2011), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

In accordance with the Concession Agreement, every two years, during the agreement’s new 20-year period, public regime companies will have to pay a fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions.

b.2. Commitments and relatives frequencies for mobile services

The business of Vivo S.A. (Vivo), including the services they can provide, are also regulated by ANATEL. Its action takes place through the issue of regulations and complementary plans.

The authorizations granted by ANATEL may be renewed just once, for a 15-year period. Biannually, after the first renewal, a payment of rates equivalent to 2% (two percent) of the company’s revenue for the preceding year, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

Vivo is engaged in cellular mobile telephone services (Personal Mobile Service – SMP), including the activities necessary or useful for the performance of said services, in conformity with the authorities granted to it.

In the auctions for sale of national frequencies of 2.5 GHz pegged to the range of 450 MHz performed by ANATEL on June 12 and 13, 2012, Vivo won the lot 3 among those offered, in accordance with the tender No. 004/2012/PVCP/SPV-Anatel.

Accordingly, when this lot is awarded to Vivo, it will improve its services to the fourth generation technology (4G) throughout the Brazilian territory operating at the range of 2.5 GHz, with bandwidth of 20+20 Mhz. In addition to bandwidth of 2.5 GHz, this lot includes a bandwidth of 450 MHz for rural areas of the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Sergipe.

The amount offered for lot 3 was R$ 1.05 billion. The amount to be paid and the use terms will observe the rules provided for by the tender and determined by ANATEL, adjusted in accordance with the remaining term of the licenses.

The end amount of licenses will be recorded as intangible assets by Vivo upon execution of the terms together with ANATEL, which may occur in the third quarter of 2012.

The information on operation areas (regions) and deadlines of authorization for radiofrequencies of 800/1900/2100 MHz and of the 23 lots (900 and 1800 Mhz) where Vivo was the winner, are the same of Note 1.b2 – Authorization and Frequencies in P&L of December 31, 2011.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

c. Share Trading in Stock Exchanges

c.1) Shares traded in the São Paulo Stock Exchange (BM&FBovespa)

On September 21, 1998, the Company started trading its shares in the São Paulo Stock Exchange (BM&FBovespa), under tickers TLPP3 and TLPP4, for common and preferred shares.

The Extraordinary Shareholders’ Meetings of Vivo Participações S.A. (Vivo Part.) and Telesp held on October 3, 2011, approved the merger of Vivo Part. into Telesp, which, on the same date, changed its corporate name to Telefônica Brasil S.A. On October 6, 2011, the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code for Telefônica Brasil (see note 3).

c.2) Shares traded in the New York Stock Exchange (NYSE)

On November 16, 1998, the Company started the ADRs trading process in the New York Stock Exchange (NYSE), which currently have the following characteristics:

•      Type of share: preferred.

•      Each ADR represents 1 (one) preferred share.

•      The shares are traded in the form of ADRs through code “VIV” on the New York Stock Exchange.

•      Foreign depositary bank: The Bank of New York.

•      Custodian bank in Brazil: Banco Itaú S.A.

d. Agreement between Telefónica S.A. and Telecom Itália

In October 2007, TELCO S.p.A. (in which Telefónica S.A. has a 42.3% interest), concluded the acquisition of 23.6% of Telecom Itália. Telefónica S.A. has indirect control over Vivo. Telecom Itália has interest in TIM Participações S.A. (TIM), a cell phone company in Brazil. As a result of the acquisition of its interest in Telecom Itália, Telefónica S.A. has no direct involvement with TIM operations. Furthermore, any transactions between the Company, Vivo and TIM are ordinary transactions regulated by ANATEL.

2.   Basis of presentation of quarterly information

The consolidated quarterly financial information (ITR) for the period ended June 30, 2012 are presented in thousands of reais (except when mentioned otherwise) and were prepared considering that the Company will continue operating as a going concern.

The individual quarterly financial information (ITR) was prepared and is presented in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Accounting Pronouncements Board (CPC), in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), except for investments in subsidiaries evaluated based on the equity method.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

The consolidated quarterly financial information (ITR) was prepared and is presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), which are not different from the accounting practices adopted in Brazil, which comprise the CVM and CPC´s rules.

These quarterly information have been prepared according to the principles, practices and accounting principles consistent with those adopted in preparing the financial statements for the fiscal year ended December 31, 2011, in addition to the new pronouncements, interpretations and amendments that entered  into force on 1st  January 2012, described as follows:

•      Amendments to IAS 12, Income Taxes - Recovery of Underlying Assets: This amendment clarified the determination of deferred tax on investment property measured at fair value. Introduces a rebuttable presumption that the deferred tax on investment property measured at fair value model in IAS 40 should be set based on the fact that their carrying amount will be recovered through the sale. The Telefónica Group has chosen not to assess the investment property at fair value method in the initial adoption of International Accounting Standards, so this change does not apply.

•      Changes IFRS 7, Financial Instruments: Disclosures – Increase in Disclosures Related to Write-offs: This amendment requires additional disclosures about financial assets that were transferred but not written off in order to enable the user of the information understand the relationship with those assets that have not been downloaded and their associated liabilities. In addition, the amendment requires disclosures about the continuing involvement in financial assets written off to allow the user to assess the nature of the entity's continuing involvement in those assets disposed of, as well as the associated risks. This amendment became effective for annual periods beginning on or after July 1, 2011 and in Brazil, only after the approval of the CPC and deliberation by the CVM for public companies. Currently this amendment is in the CPC Public Hearing.

It is worth mentioning that the amendment in question only affects the disclosures, but does not currently apply to the Company and has no impact on their performance or financial condition.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

New IFRS and Interpretations of the IFRS (International Financial Reporting Interpretations Committee - IFRIC) not yet effective at June 30, 2012

At the date of these quarterly information the following IFRS, amendments and interpretations of the IFRIC have been issued but their application was not mandatory:

Standards and Amendments to Standards		Application required: fiscal years beginning at
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19 reviewed	Employee benefits	January 1, 2013
IAS 27 reviewed	Separate financial statements	January 1, 2013
IAS 28 reviewed	Investments in associates and joint ventures	January 1, 2013
Amendments to IFRS 7	Disclosure – offsetting of financial assets and financial liabilities	January 1, 2013
Improvements to IFRS	2009-2011 Cycle	January 1, 2013
Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014
IFRS 9	Financial instruments	January 1, 2015
Amendments to IFRS 7	Disclosure in transaction from IFRS 9s	January 1, 2015

The Company is currently analyzing the impact of the application of these standards, amendments and interpretations. Based on preliminary analysis conducted up to the present date, the Company estimates that their application will not have a significant impact on the consolidated financial statements on first time adoption. Notwithstanding, changes introduced by IFRS 9 will affect the presentation of financial assets and transactions with those occurring as from January 1, 2015.

The Company’s Board of Directors, on a meeting held on July 24, 2012, authorized the issuance of this quarterly financial information.

2.1 Comparative information

This ITR compares the quarters ended June 30, 2012 and 2011, except in relation to the balance sheets, which are comparing the financial position as of June 30, 2012 with the financial position as of December 31, 2011.

The Company and its subsidiaries have no seasonal operations.

The table below shows the relationship of the companies directly and indirectly controlled by the Company and the Company’s interest in their equity:

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Subsidiaries	06.30.12	12.31.11
Vivo S.A (a)	100%	100%
Telefônica Data S.A.	100%	100%
A.Telecom S.A.	100%	100%
Telefônica Sistema de Televisão S.A.	100%	100%
Ajato Telecomunicações Ltda.	100%	100%
GTR Participações e Empreend. S.A. (b)	100%	66.67%
TVA Sul Paraná S.A. (b)	100%	91.50%
Lemontree S.A. (b)	100%	83.00%
Comercial Cabo TV São Paulo S.A. (b)	100%	93.19%
Aliança Atlântica Holding B.V.(c)	50%	50%
Companhia AIX de Participações (c)	50%	50%
Companhia ACT de Participações (c)	50%	50%

(a) fully consolidated since April, 2011 (Notes 1 and 3).

(b) fully consolidated since January 2011 and full subsidiaries as from June 2012.

(c) jointly controlled.

The main events and changes in the consolidation environment that, due to their significance, should be considered for analysis are presented as follows:

a)  Acquisition of Vivo Part. by the Company

In the Company's Extraordinary General Meeting held on April 27, 2011, was approved by unanimous vote, the Protocol of Merger of Shares and Justification signed between the Company and Vivo Part..  Each share of Vivo Part. has been exchanged by 1.55 shares of the Company. Due to this merger of shares, the Company's capital was increased by R$ 31,222,630.

b)  Grouping of SMP authorizations and incorporations of Vivo Part.

In the  meeting of the  Board of Directors of the subsidiary Vivo Part., held on June 14, 2011, was approved the proposal for merger of licenses to provide SMP service (previously held by Vivo Part. in the state of Minas Gerais and by Vivo in other states of Brazil), thus unifying the operations and of Authorization terms of SMP operation in Vivo.

The means proposed in making this corporate restructuring viable were the transfer, on October 1, 2011 of assets, rights and obligations related to the operation of SMP services in Minas Gerais by Vivo Part. to Vivo (mobile operator in the group that had SMP authorizations in other states of Brazil). When this grouping was completed, Vivo Part. became a holding.

In accordance with the provisions of Law No. 6404/76, a specialized company was engaged to prepare a valuation study for the part of Vivo Part.’s net assets corresponding to SMP operations in the state of Minas Gerais that was transferred to Vivo S.A.’s equity, as well as for the net equity of Vivo Part. that was incorporated into the Company.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Due to the fact that  Vivo Part. was a whole owned subsidiary of the Company, since April 27, 2011, which net equity already included the investment of the shares in Vivo S.A., the merger: i) did not result in a capital increase for the Company; ii) there was no exchange of shares held by Vivo Part. non-controlling shareholders for Company’s shares; and iii) there was no need to prepare a net equity valuation report to market price for the calculation of the exchange share ratio, as there didn’t exist non-controlling shareholders to be protected.

Accordingly, under the terms of article 226, paragraphs I and II of Law No. 6404/76, the shares held by the Company in net equity value of Vivo Part. were cancelled. On conclusion of the corporate restructuring, Vivo Part. was incorporated by the Company on October 3, 2011 and Vivo S.A. became its full subsidiary, streamlining and rationalizing the  cost structure of the companies involved.

The ITR include the Company's consolidated results of Vivo Part. (Incorporated by the Company on October 3, 2011) and Vivo results from April 1st, 2011. Vivo Participações S.A. and Vivo S.A. were included in the Company’s consolidated financial statements through the full consolidation method.

c)  Consolidation of TVA companies

As from June 1, 2011, the Company started to include the companies GTR Participações e Empreendimentos S.A. (GTR), TVA Sul Paraná S.A. (TVA Sul), Lemontree Participações S.A. (Lemontree) and Comercial Cabo TV São Paulo S.A. (Comercial Cabo) in its consolidated financial statements by applying the full consolidation method. Previously, these companies were included in the Company’s consolidated financial statements through the equity method.

d)  Acquisition of Lemontree in 2011

On September 29, 2011, the Company purchased 68,533,233 common shares representing 49% of the referred class of shares of Lemontree Participações S.A., which is the holder of 80.1% of the common shares of Comercial Cabo TV São Paulo S.A., a company engaged in cable TV services in the State of São Paulo. As a consequence, the Company currently has an interest of 83% in Lemontree Partipações S.A. and 93.19% in Comercial Cabo TV São Paulo S.A. This transaction was considered as a non-controlling shareholders’ acquisition for the purpose of disclosure and measurement in these quarterly information.

e)  Acquisition of Lemontree and GTR shares in 2012

In June 2012, the Company exercised its call option in relation to (a) 71,330,508 remaining common shares, corresponding to 51% of the voting capital of Lemontree, which controls Comercial Cabo, a company that provides cable television services in the state of São Paulo; and (ii) 923,778 remaining common shares of GTR, holder of 50.9% of TVA Sul common shares, a company that provides cable television services outside the state of São Paulo, given that these shares were previously held by Abril group. The call option was exercised at said date, and concludes the acquisition of Lemontree and GTR remaining shares, which started with the partial exercise of the call option implemented on September 29, 2011, with the acquisition of Lemontree common shares, representing 49% of its capital.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

The amounts corresponding to acquisition of the remaining common shares of Lemontree and GTR, as described above, totaled R$ 37,737 and R$ 6,434, respectively.

This transaction was considered the acquisition of non-controlling shareholders for presentation and measurement of this interim financial information.

With the exercise of this option, the Company now holds all voting shares and equity-representative shares of Lemontree and GTR and, indirectly of the companies providing cable television services located in the cities of São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

f)   Disposal of shares of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

On May 8, 2012, the Company disposed the 1,618,652 (1,196,395 direclty and 422,257 through Aliança Atlântica) common shares representing 0.52% of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (ZON) voting capital. The positive consolidated income (amount obtained from the disposal of the shares held and write-off of investments) of this transaction totaled R$ 1,486.

g)  Corporate restructuring

In Board of Directors’ meeting held on May 15, 2012, the corporate restructuring proposal was approved for implementation through partial spin-off and merger involving full subsidiaries of the Company A. Telecom S.A. (ATelecom), Telefônica Data S.A. (TData), Telefônica Sistema de Televisão S.A. (TST), Vivo, Comercial Cabo  and TVA Sul, so that, at the end of this process, the economic activities which are not telecommunication services, including value added services (as defined in Art. 61 of LGT), provided by the full subsidiaries, will be focused on Telefônica Data S.A. (which will remain operating), and the other telecommunication services will be unified by the Company, which, therefore, will incorporate the companies.

Besides rationalizing the provision of services, the corporate restructuring (which is now feasible because of the applicable laws to STFC concessionaires) aims at streamlining the Company’s current organizational structure, as well as integrating the business and generating synergy.

This operation was submitted to ANATEL on May 15, 2012 and will only become effective after its approval.

3.   BUSINESS COMBINATION – ACQUISITION OF VIVO PART.

As described in Note 2.a on April 27, 2011, the shareholders' meetings of the Company and Vivo Part. approved the acquisition of 100% of the shares of the latter by the Company, each share of Vivo Part. has been replaced by 1.55 shares of the Company. This operation was recorded using the acquisition method.

The provisional fair values, goodwill and cost of the identifiable assets acquired and liabilities assumed of Vivo Part. at acquisition dates are as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Preliminary information (in thousands of reais – R$)	Fair value
Current asset	7,244,124
Non-current asset	28,134,683
Deferred tax assets, net(b)	417,883
Other non-current assets	2,385,177
Fixed assets	6,198,358
Intangible assets(a)	19,133,265

Current liabilities	(7,964,209)
Non-current liabilities	(5,352,456)
Other non-current liabilities(c)	(5,352,456)

Net asset amounts	22,062,142
Equity expenses	31,222,630
Goodwill of the operation	9,160,488

(a) Includes the allocation of fair value attributed to licenses (R$ 12,876,000), trademark (R$ 1,642,000) and customer base (R$ 2,042,000). The Company does not consider trademark and customer base as deductible items for tax purposes.

(b)  Includes the recognition of deferred income tax over (1) and (3).

(c)  Includes allocation of fair value attributed to contingent liabilities of R$ 283,000.

The fair value of accounts receivables for products sold and services rendered totals R$ 2,809,561. The gross amount is R$ 3,027,732. Over the gross amount of accounts receivables for products sold and services rendered, an allowance for doubtful accounts of R$ 218,171 was recorded, for which settlement is expected in the net value of this provision.

According to IFRS 3 (R) - Business Combination, the acquirer must recognize, on the date of acquisition, contingent liabilities assumed on a business combination even if it is not likely that the outflow of resources to settle the liability are necessary, as long as a present obligation arising from past events exists and its fair value can be reliably measured.  In compliance with the criteria above, in this acquisition, a contingent liability at fair value of R$ 283,000 was recognized, based on the possible cash outflow estimated for its settlement on the acquisition date (see note 19).

Analyses of cash flow upon acquisition:	In thousands of reais – R$
Transaction costs upon acquisition (included in cash generated in operations)	(9,066)
Cash and cash equivalents in the acquired company (included in cash in investing activities)	1,982,898
Net outflow of cash and cash equivalents upon acquisition	1,973,832

The transaction costs incurred to date in an amount of R$ 9,066 were recorded in P&L as other operating expenses.

For information purposes only, we presented below an unaudited and/or not reviewed pro forma combined statement of income between the Company and the acquired company, Vivo Part., should the acquisition have taken place on January 1, 2011, without retroactively considering – as of said date – the accounting effects of the purchase price allocations (PPA). This statement does not intend to represent the actual results of the operations of the Company should the restructuring have taken place on the specified date, nor should it be used to project results of the Company’s operations on any date or future period.

For the six-months period ended June 30, 2011 (unaudited/not reviewed)

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

	Telefônica Brasil Consolidated for year ended June 30, 2011	Vivo Part. Consolidated for the three-month period ended March 31, 2011	Elimination (b)	Telefônica Brasil - Combined
Net operating income	12,235,581	4,852,749	(802,456)	16,285,874
Cost of services rendered and goods sold (a)	(6,496,976)	(2,336,229)	773,395	(8,059,810)
Gross profit	5,738,605	2,516,520	(29,061)	8,226,064
Operating revenues (expenses)	(3,345,711)	(1,411,044)	29,061	(4,727,694)
Service rendering (a)	(2,798,898)	(1,061,682)	36,545	(3,824,035)
General and administrative expenses (a)	(657,483)	(310,416)	-	(967,899)
Other operating income (expenses), net	110,670	(38,946)	(7,484)	64,240
Operating income before financial income(expenses)	2,392,894	1,105,476	-	3,498,370
Financial income (expenses), net	(5,512)	(39,794)	-	(45,306)
Income before taxes	2,387,382	1,065,682	-	3,453,064
Income and social contribution taxes	(819,675)	(355,476)	-	(1,175,151)
Net income for the period (c)	1,567,707	710,206	-	2,277,913
Net income attributed to shareholders of the controlling Company	1,562,301	-	-	2,272,507
Net income attributed to shareholders of the non-controlling shareholders	5,406	-	-	5,406

(a)  Includes depreciation and amortization expenses amounting to R$ 2,413,649.

(b)  Includes mainly revenues and interconnection costs.

(c)  Combined net income would be R$ 2,142,762 in June 2011, should the effects of the amortization of intangible assets of the first 3 months of 2011 (R$ 196,583), net of deferred income taxes amounting to R$ 66,838 have they been included.

4.   CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Cash and bank accounts	9,320	17,969	47,610	77,404
Short-term investments	468,666	808,933	2,058,020	2,862,938
Total	477,986	826,902	2,105,630	2,940,342

Short-term investments are basically CDB (Bank Deposits Certificate), indexed under CDI (Interbank Deposit Certificate) rate variation, which are readily liquid and maintained with reputable financial institutions.

5.   TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Billed amounts	1,771,538	1,742,090	3,448,131	3,461,465
Unbilled amounts	844,936	941,614	1,770,222	1,855,801
Interconnection amounts	239,053	210,668	961,247	930,178
Gross accounts receivable	2,855,527	2,894,372	6,179,600	6,247,444
Provision for impairment of receivables	(592,903)	(607,736)	(1,138,161)	(1,056,729)
Total	2,262,624	2,286,636	5,041,439	5,190,715

Current	2,262,624	2,286,636	4,958,278	5,105,860
Non-current	-	-	83,161	84,855

Following are the aging list of net amounts receivable referring to provision for impairment of receivables:

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Falling due	1,549,261	1,653,269	3,854,492	4,103,377
Overdue - 1 to 30 days	376,965	371,256	693,081	631,923
Overdue - 31 to 60 days	104,697	97,504	186,958	204,775
Overdue - 61 to 90 days	59,868	46,932	134,140	115,125
Overdue - 91 to 120 days	49,532	24,188	92,841	49,815
Overdue - more than 120 days	122,301	93,487	79,927	85,700
Total	2,262,624	2,286,636	5,041,439	5,190,715

There was no customer representing over 10% of net accounts receivable at June 30, 2012 and December 31, 2011.

Changes in provision for impairment of receivables are as follows:

	Company	Consolidated
Balance at December 31, 2011	(607,736)	(1,056,729)
Additions (Note 25)	(145,434)	(340,387)
Write-offs	160,267	258,955
Balances at June 30, 2012	(592,903)	(1,138,161)

Subsidiary ATelecom offers “Posto Informático”, a product that consists of the lease of IT equipment to small and medium-sized companies for fixed installments received over the agreed term. Considering the related contractual conditions, this product was classified as “Finance Lease” in the financial statements as of June 30, 2012 and December 31, 2011.

The consolidated accounts receivable reflect the following effects:

	06.30.12	12.31.11
Present value of minimum payments receivable	267,014	261,933
Unrealized financial income	7,171	8,941
Gross investment in lease receivable	274,185	270,874
Provision for impairment losses	(78,926)	(69,375)
Total net amounts receivable	195,259	201,499

Current	112,098	116,644
Non-current	83,161	84,855

Aging list of financial leases receivable on June 30, 2012:

Year	Gross investment	Present Value
Falling due up to one year	183,853	183,853
Falling due – up to five years	90,332	83,161
Total	274,185	267,014

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the period.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

6.  INVENTORIES

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Materials for consumption	49,915	54,124	74,880	94,547
Materials for resale (a)	7,034	7,030	476,171	435,032
Other inventories	5,603	6,333	5,842	6,468
Gross total	62,552	67,487	556,893	536,047
Provision for impairment losses and provision for obsolescence	(30,789)	(35,651)	(69,757)	(64,326)
Total current	31,763	31,836	487,136	471,721

(a) Includes, among others, cell phones, IT equipments and SIM card (chip).

Below we present the changes in provision for impairment and obsolescence:

	Company	Consolidated
Balance at December 31, 2011	(35,651)	(64,326)
Additions	(3,506)	(22,179)
Reversals	8,368	16,748
Balances at June 30, 2012	(30,789)	(69,757)

The cost of goods sold, including provision for decrease in realizable value are presented in Note 24.

7.   TAXES DEFERRED AND RECOVERABLE

7.1 Recoverable taxes

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Withheld taxes and/or contributions	41,374	106,072	88,663	152,919
Income and social contribution taxes recoverable	737,876	1,051,864	820,610	1,143,988
State VAT (ICMS) (a)	389,034	422,679	1,675,812	1,665,896
ICMS agreement 39/ CAT Ordinance 06	234,418	284,959	257,292	307,832
PIS and COFINS	47,959	43,898	178,110	210,950
Other	7,064	9,141	27,856	28,440
Total	1,457,725	1,918,613	3,048,343	3,510,025

Current	885,321	1,130,761	2,264,487	2,495,066
Non-current	572,404	787,852	783,856	1,014,959

(a) The amount refers mainly to credits on the acquisition of property, plant and equipment items, available for offset against VAT obligations in 48 months.

7.2 Deferred taxes

The Company and its subsidiaries recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable based on a technical feasibility study, approved by the Board of Directors on December 12, 2011.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Deferred tax assets
income and social contribution tax losses (a)	50,637	-	119,426	348,576
Incorporated tax credit (b)	15,768	22,076	28,211	46,962
IR and CS on temporary differences (c)
Provisions for civil, tax and labor proceedings	720,763	671,989	975,886	888,297
Post-retirement benefit plan	102,585	98,833	109,249	98,833
Provision for impairment losses of accounts receivable	94,407	97,466	202,969	178,433
Provision for divestiture and losses on fixed assets	8,796	8,745	68,703	79,633
Profit sharing	20,757	43,368	42,919	82,564
Accelerated depreciation	116,915	101,668	408,914	433,512
Provision for impairment losses on inventories	10,468	12,121	17,445	17,542
Provision for loyalty program	-	-	27,399	23,399
Derivative transactions	28,703	37,352	56,595	69,387
Suppliers and other provisions	56,623	129,087	315,597	354,916
IR and CS taxes on temporary differences	115,661	99,143	231,129	237,574
Total deferred tax assets	1,342,083	1,321,848	2,604,442	2,859,628

Deferred tax liabilities
Incorporated tax credit (b)	(238,591)	(207,668)	(238,591)	(207,668)
IR and CS taxes on temporary differences (c)
Law of technical innovation	(169,356)	(224,254)	(264,745)	(333,156)
Exchange rate variation	(5,857)	(14,742)	(5,857)	(14,742)
Client portfolio	(588,639)	(630,896)	(588,639)	(630,896)
Trademarks and patents	(522,493)	(536,808)	(522,493)	(536,808)
License	(239,927)	(79,976)	(239,927)	(79,976)
Effects of goodwill generated in the merger of Vivo Part.	(301,811)	(258,695)	(301,811)	(258,695)
Goodwill of Vivo Participações S.A.	(160,122)	(53,374)	(160,122)	(53,374)
IR and CS taxes on temporary differences	(104,544)	(104,389)	(104,544)	(104,389)
Total deferred tax liabilities	(2,331,340)	(2,110,802)	(2,426,729)	(2,219,704)

Total net assets (liabilities), non current	(989,257)	(788,954)	177,713	639,924

Total net deferred tax assets, non current	-	-	1,166,970	1,428,878
Total net deferred tax liabilities, non current	(989,257)	(788,954)	(989,257)	(788,954)

a)   Tax loss carryforward and negative tax base: represent the amount recorded by the Company and its subsidiaries which, pursuant to the Brazilian legislation, may be offset up to the limit of 30% of the taxable income computed in the coming fiscal years and subject to no statute of limitations. The subsidiaries TData, AJato Telecomunicações Ltda (Ajato), GTR, Lemontree and TST did not record the potential deferred income and social contribution taxes credit that would arise from the use of the tax loss carryforwards and negative tax bases in the amount of R$ 253,328 at June 30, 2012 (R$ 241,361 at December 31, 2011), given the uncertainty, at this time, as to these subsidiaries ability to generate sufficient future taxable results to ensure the realization of these deferred taxes.

Below we present the tax credit amounts from tax loss carryforwards recognized and not recorded by the Company and its subsidiaries. During six months period ended June 30, 2012, there was no significant change in the Company’s business or those of its subsidiaries that would indicate the need for a provision for the aforementioned tax credits.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

	Company			Consolidated
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Income and social contribution tax losses at 12.31.11	-	-	-	1,745,928	1,705,050	3,450,978
Tax credit (25% + 9%)	-	-	-	436,482	153,455	589,937
Tax credit recognized	-	-	-	259,011	89,565	348,576
Tax credit not recognized	-	-	-	177,471	63,890	241,361

Income and social contribution tax losses at 06.30.12	91,593	308,207	399,800	1,048,165	1,230,146	2,278,311
Tax credit (25% + 9%)	22,898	27,739	50,637	262,041	110,713	372,754
Tax credit recognized	22,898	27,739	50,637	75,770	43,656	119,426
Tax credit not recognized	-	-	-	186,271	67,057	253,328

b)   Merged tax credit: Relate to tax benefits arising from corporate reorganizations represented by goodwill amounts based on future expected profitability to be used in compliance with the limits established by tax legislation.

Changes in deferred income and social contribution tax assets and liabilities:

	Company			Consolidated
Deferred charges	Tax loss	Deferred charges	Total	Tax loss	Deferred charges	Total
Balance at 12.31.11	-	1,321,848	1,321,848	348,576	2,511,052	2,859,628
Additions	50,637	75,641	126,278	50,637	75,641	126,278
Write-offs and realizations	-	(106,043)	(106,043)	(279,787)	(101,677)	(381,464)
Total	50,637	1,291,446	1,342,083	119,426	2,485,016	2,604,442

Deferred tax liabilities	Company	Consolidated
Balance at 12.31.11	2,110,802	2,219,704
Additions	345,193	345,193
Write-offs and realizations	(122,736)	(136,249)
Other comprehensive income	(1,919)	(1,919)
Balance at 06.30.12	2,331,340	2,426,729

8.   ESCROW DEPOSITS

The Company and its subsidiaries have escrow deposits and assets frozen by court order in connection with civil, labor and tax lawsuits, as follows:

a)  Breakdown

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Labor	826,428	718,060	921,655	789,705
Tax	1,501,647	1,449,211	2,113,569	1,938,470
Civil	656,169	601,347	860,425	715,285
Total	2,984,244	2,768,618	3,895,649	3,443,460
Garnishment	41,844	47,346	68,902	73,205
Total	3,026,088	2,815,964	3,964,551	3,516,665

Current	-	-	212,470	116,421
Non-current	3,026,088	2,815,964	3,752,081	3,400,244

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

b)  Changes

	Company
	Labor	Tax	Civil	Garnishment	Total
Balances at 12.30.11 in non-current assets	718,060	1,449,211	601,347	47,346	2,815,964
Additions	90,117	10,280	50,870	135,422	286,689
Write-offs/reversals	(4,154)	(8,096)	(21,108)	(140,121)	(173,479)
Monetary restatement	22,616	55,036	19,262	-	96,914
Transfers	(211)	(4,784)	5,798	(803)	-
Balances at 06.30.12 in non-current assets	826,428	1,501,647	656,169	41,844	3,026,088

Current	826,428	1,501,647	656,169	41,844	3,026,088
Non-current	-	-	-	-	-

	Consolidated
	Labor	Tax	Civil	Garnishment	Total
Balances at 12.31.11	789,705	1,938,470	715,285	73,205	3,516,665
Additions	111,879	115,900	151,129	143,493	522,401
Write-offs/reversals	(4,875)	(9,686)	(33,596)	(143,279)	(191,436)
Monetary restatement	22,922	73,338	20,661	-	116,921
Transfers	2,024	(4,453)	6,946	(4,517)	-
Balances at 06.30.12	921,655	2,113,569	860,425	68,902	3,964,551

Current	29,338	15,468	146,751	20,913	212,470
Non-current	892,317	2,098,101	713,674	47,989	3,752,081

On June 30, 2012, the Company and its subsidiaries kept various judicial tax deposits amounting to R$ 1,501,647 (R$ 1,449,211 at December 31, 2011) for the Company and R$ 2,113,569 (R$ 1,938,470 at December 31, 2011) for consolidated. In Note 19 – Provisions, we presented more details on what generated these deposits.

A brief description of the main consolidated judicial tax deposits is as follows:

•         PIS and COFINS

The subsidiary Vivo is part in judicial claims involving the following matters: i)

claim arising from tax debits offsetting with credits derived from overpayments not recognized by the tax authorities; ii) tax debt derived from underpayment due to fire in the ancillary statements (DCTF); and iii) disputes referring to changes in rates and increase in the taxable bases introduced by Law No. 9718/98.

As of June 30, 2012, the balance of escrow deposits amounted to R$ 70,198 (R$ 68,532 at December 31, 2011). The amounts provisioned related to such escrow deposits are disclosed in note 19.

•         CIDE

The Company and subsidiaries are involved in administrative and judicial disputes for the exemption of the CIDE levied on offshore remittances of resources derived from agreements for the transfer of technology, brand and software licensing, etc.

On June 30, 2012, the balance of escrow deposits amounted to R$ 4,957 (R$ 4,852 at December 31, 2011) for the Company and R$ 129,695 (R$ 123,228 at December 31, 2011) for the consolidated. The amounts provisioned related to such escrow deposits are in note 19.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

•         FISTEL

Due to extensions of licenses terms for utilization of telephony switches associated with the performance of commuted fixed telephony services (fixed operators) and extensions for the use of radio frequencies associated with the performance of personal mobile services (mobile operators), ANATEL collected TFI on the extension of the licenses granted and on the radio base stations, mobile stations and radio links.

Such tax collection was due to ANATEL’s belief that the extension was a TFI taxable event. The Company and its subsidiaries have separately contested this tax at the administrative and judicial levels because they consider this collection improper.

On June 30, 2012, the balance of judicial deposits for Company and consolidated totaled R$ 794,644 (R$ 767,530 at December 31, 2011). The amounts provisioned related to these judicial deposits are disclosed in Note 19.

•         IRRF

The Company and its subsidiaries had legal discussions related to the following topics: (a) have no IRRF (Withholding Income Tax) incidence over remittances to other countries for out coming traffic (fixed operators); (b) interest on shareholder’s equity paid (mobile operators); (c) IRRF levied on rent and royalties income, salary, and fixed-rate financial investments; (d) debts referring to the offsetting of IRPJ and CSLL overpayments not recognized by the Federal tax authorities, and debt referring to fines derived from the untimely payment of IRRF.

As of June 30, 2012, the balance of judicial deposits totaled R$ 47,458 (R$ 46,051 at December 31, 2011) for the Company and R$ 54,225 (R$ 61,469 at December 31, 2011) for the consolidated. The amounts provisioned related to such escrow deposits are disclosed in note 19.

•         IRPJ

The Company and its subsidiaries were party to judicial claims involving the following matters: (a) claims arising from tax debits offsetting with credits derived from overpayments not recognized by the Federal tax authorities; and (b) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic-fiscal information (SIEF).

As of June 30, 2012, the balance of escrow deposits totaled R$ 23,449 (R$ 22,617 at December 31, 2011) for the Company and R$ 24,698 (R$ 23,866 at December 31, 2011) for the consolidated. There are amounts provisioned related to such escrow deposits which are disclosed in note 19.

•         EBC (Empresa Brasil de Comunicação) Contribution

Sinditelebrasil (Union of Telephony and Cellular and Personal Mobile Service Companies) filed a writ of mandamus challenging the Contribution for Development of the Public Radio Broadcasting payable to EBC, created by Law No. 11,652/2008. The Company and its subsidiaries, as union members, made escrow deposits referring to that contribution.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

As of June 30, 2012, the balance of escrow deposits totaled R$ 33,727 (R$ 31,053 at December 31, 2011) for the Company and R$ 363,830 (R$ 254,328 at December 31, 2011) for the consolidated. The amounts provisioned related to such escrow deposits are disclosed in note 19.

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company filed a writ of mandamus in order to nullify the entry stemming from collection of SAT and third party funds on payment of "Indenização Compensatória por Supressão de Benefícios" due to the suspension of collective bargaining agreements of 1996/1997 and 1998/1999.

As of June 30, 2012, the balance of escrow deposits totaled R$ 77,067 (R$ 75,278 at December 31, 2011).

•         Guarantee fund for years of service (FGTS)

The Company filed a writ of mandamus in order to declare its right not to pay surtax of 0.5% and 10% for FGTS – (Fundo de Garantia por Tempo de Serviço) established by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of part of the deposits for FGTS made by the Company on behalf of its employees).

As of June 30, 2012, the consolidated balance of  escrow deposits totaled R$ 64,390 (R$ 62,154 at December 31, 2011). The amounts provisioned related to these escrow deposits are disclosed in note 19.

•         Tax on Net Income (ILL)

The Company filed a writ of mandamus in order to declare its right to offset overpayments of Tax on Net Income with overdue installments of IRPJ.

As of June 30, 2012, the consolidated balance of judicial deposits totaled R$ 48,212 (R$ 46,770 at December 31, 2011). The amounts provisioned  related to these escrow deposits are disclosed in Note 19.

•         Universalization of telecommunications services fund (FUST)

The Company and its subsidiaries filed a writ of mandamus in order to declare its right to: (a) Fixed operations: non-inclusion of interconnection expenses (ITX) and EILD in the FUST tax base and (b) Mobile operations: non-inclusion of interconnection revenue (ITX) and EILD in the FUST tax base, in accordance with the provision Summary No. 7, dated December 15,  2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9,998, dated August 17, 2000.

As of June 30, 20123, the amount deposited totaled R$ 313,945 (R$ 291,019 at December 31, 2011) for the Company and R$ 323,778 (R$ 299,545 at December 31, 2011) for the consolidated. The amounts provisioned  related to these escrow deposits are disclosed - in Note 19.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

•         Provisional Contribution Tax on Financial Transactions (CPMF)

Due to merger of PTelecom Brasil S.A into the subsidiary Vivo Part., which was later merger into the Company, the escrow deposit balance, related to the writ of mandamus filed by PTelecom Brasil S.A, aiming to reject the requirement for CPMF on symbolic and simultaneous foreign-exchange contracts, required by the Brazilian Central Bank for the conversion of external loan into investment, was incorporated by the Company.

As of June 30, 2012, the consolidated balance of judicial deposits totaled R$ 20,549 (R$ 20,220 at December 31, 2011). The amounts provisioned related to these judicial deposits are included in the provisions commented in Note 19.

•         State VAT (ICMS)

The Company and its subsidiaries are involved in judicial discussions comprising the following issues: (a) ICMS declared and not paid; (b) ICMS not levied on communication in default; (c) subject to the payment of fine for late tax payment, paid spontaneously; (d) ICMS supposedly levied on access, activation, habilitation, availability and use of services, as well as those related to supplementary services and additional facilities; (e) right to credit from the acquisition of goods designated to fixed assets and electricity; and (f) activation of cards for pre-paid services.

On June 30, 2012, the judicial balance totaled R$ 166 (R$ 33 at December 31, 2011) for the Company and R$ 33,572 (R$ 29,974 at December 31, 2011) for the consolidated. The amounts provisioned related to these judicial deposits are included in the provisions commented in Note 19.

•         Other taxes and contributions

The Company and its subsidiaries had judicial discussions that comprise the following issues: (a) service tax (ISS) over non-core services; (b) municipal real estate tax (IPTU) not subject to exemption ; (c) municipal inspection, operation and publicity taxes; (d) differential rate SAT (1% to 3% - Work Accident Insurance); (e) use of soil rate; (f) pension contributions regarding the supposed lack of retention of 11% of the value of various bills, invoices and receipts for supplier contracted; (g) public price for Numbering Resources Management (PPNUM) by ANATEL.

 On June 30, 2012, the amountdeposited totaled R$ 73,084 (R$ 81,634 at December 31, 2011) for the Company and R$ 108,710 (R$ 105,576 at December 31, 2011) for the consolidated.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

9. PREPAID EXPENSES

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Advertising and publicity	6,758	817	117,329	171,566
Fistel fee (a)	-	-	485,799	-
Rents	11,578	8,520	45,933	24,126
Insurance	1,538	6,452	9,867	10,289
Software maintenance	12,798	13,161	30,092	14,503
Financial charges	-	-	4,148	3,426
Taxes, fees and contributions	15,388	326	20,022	974
Other	6,662	8,429	27,122	30,172
Total current	54,722	37,705	740,312	255,056

Advertising and publicity	-	-	4,609	835
Rents	13,498	15,202	22,207	19,618
Insurance	647	860	1,320	1,695
Financial charges	-	-	4,648	5,317
Other	1,984	2,228	9,143	4,673
Total non-current assets	16,129	18,290	41,927	32,138

(a)  Refers to the values and Operation Inspection Fee for the year 2012 which were paid in the first half and will be amortized by the end of the year.

10. OTHER ASSETS

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Advances to employees and suppliers	42,207	47,889	71,268	62,123
Related parties receivables (Note 31)	206,745	190,333	34,994	40,285
Subsidy on handsets’ sales	-	-	31,201	53,408
Suppliers receivables	-	7,050	332,898	184,748
Other assets	33,695	43,015	85,857	83,248
Total current	282,647	288,287	556,218	423,812

Receivables - Barramar S.A. (a)	-	-	50,023	52,248
Amounts linked to National Treasury securities (note 35)	452	13,819	452	13,819
Pension plans - surplus	43,779	29,621	44,835	31,210
Related parties receivables (Note 31)	47,957	37,068	18,364	20,214
Other assets	50,650	28,713	28,359	30,802
Total non-current assets	142,838	109,221	142,033	148,293

(a) Refers to receivables from Barramar S.A., registered in Companhia AIX de Participações, net of allowance for losses.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

11. INVESTMENTS

	Balances at 12.31.11	Additions	Equity pickup	Dividends declared and approved	Other comprehensive income	Net book value write-off	Balances at 06.30.12
Interest in subsidiaries (I)	10,001,448	3,652	1,620,591	(1,231,531)	(778)	-	10,393,382
Aliança Atlântica Holding B.V.	52,023	-	761	(1,140)	2,074	-	53,718
A. Telecom S.A.	722,857	-	4,605	-	-	-	727,462
Companhia AIX de Participações	64,775	-	464	-	-	-	65,239
Companhia ACT de Participações	3	-	(2)	-	-	-	1
Telefônica Data S.A.	198,555	-	(68,010)	-	-	-	130,545
Telefônica Sistemas de Televisão S.A.	213,387	-	(25,415)	-	-	-	187,972
Vivo S.A.	8,685,946	-	1,730,489	(1,230,391)	(2,852)	-	9,183,192
GTR Participações e Empreendimentos S.A (b)	2,073	776	(539)	-	-	-	2,310
Lemontree Participações S.A. (b)	19,681	2,876	(7,166)	-	-	-	15,391
Comercial Cabo TV São Paulo S.A. (b)	35,517	-	(12,332)	-	-	-	23,185
TVA Sul Paraná S.A. (b)	6,631	-	(2,264)	-	-	-	4,367

Goodwill(I)	10,208,980	-	-	-	-	-	10,208,980
Goodwill Spanish and Figueira (incorporated from TDBH)	212,058	-	-	-	-	-	212,058
Santo Genovese Participações Ltda.	71,892	-	-	-	-	-	71,892
Telefônica Televisão Participações S.A.	780,693	-	-	-	-	-	780,693
Vivo Participações S. A.	7,169,577	-	-	-	-	-	7,169,577
Telemig Celular S. A.	133,896	-	-	-	-	-	133,896
Telemig Celular Participações S. A.	1,485,172	-	-	-	-	-	1,485,172
Global Telecom S. A.	204,762	-	-	-	-	-	204,762
Tele Centro Oeste Celular Participações S. A.	150,930	-	-	-	-	-	150,930

Other equity interest (*) (a) (I) (II)	35,455	-	-	-	(5,174)	(6,704)	23,577
Zon Multimédia – direct interest (c)	6,737	-	-	-	(33)	(6,704)	-
Other investments	28,718	-	-		(5,141)	-	23,577
Total investments – Company (I)	20,245,883	3,652	1,620,591	(1,231,531)	(5,952)	(6,704)	20,625,939

Other equity interest (a) (II)	2,380	-	-	-	(500)	(1,880)	-
Zon Multimédia – direct interest (c)	2,380			-	(500)	(1,880)	-
Total investments - consolidated(II)	37,835	-	-	-	(5,674)	(8,584)	23,577

(I)  Company’s Investments

(II) Consolidated Investments

(a)  Other investments are measured at fair value.

(b)  Consolidated from January 1, 2011 as mentioned in Note 2.d.

(c)  On May 8, 2012, the Company disposed its interest in ZON (Note 2f).

Jointly-owned companies consolidated on a proportional basis

The Group has ownership interest of 50% in Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are consolidated on a proportional basis.

The amounts of assets, liabilities, revenues and expenses related to Telefônica Brasil’s interest in entities consolidated proportionally at June 30, 2012 and December 31, 2011, included in the consolidated financial statements, are set out below:

	06.30.12			12.31.11
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica
Current asset	2	8,379	54,869	4	3,501	49,655
Non-current asset	-	62,129	-	-	65,461	2,378
Current liabilities	1	3,466	1,151	1	2,338	10
Non-current liabilities		1,803		-	1,849	-
Equity	1	65,239	53,718	3	64,775	52,023

	06.30.12			30.06.11
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica
Revenues	15	13,522	2,713	15	13,864	749
Financial expenses	(17)	(13,058)	(1,952)	(13)	(12,394)	-
Net income for the period	(2)	464	761	2	1,470	749

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

12. PROPERTY, PLANT AND EQUIPMENT, NET

12.a) Breakdown

As of June 30, 2012:

	Company			Consolidated
	Cost of fixed assets	Accumulated depreciation	Net balance	Cost of fixed assets	Accumulated depreciation	Net balance
Switching equipment	11,482,360	(10,329,998)	1,152,362	15,151,631	(13,069,325)	2,082,306
Equipment and transmission means	20,103,342	(15,965,101)	4,138,241	30,081,554	(23,152,925)	6,928,629
Modem/terminal equipment	4,986,354	(3,942,890)	1,043,464	9,437,985	(7,795,861)	1,642,124
Infrastructure	8,545,096	(5,973,847)	2,571,249	13,163,774	(8,747,000)	4,416,774
Television equip. and supplies	-	-	-	999,086	(799,256)	199,830
Other	1,384,516	(1,204,404)	180,112	3,599,406	(2,796,125)	803,281
Provision for losses	(17,161)	-	(17,161)	(24,909)	-	(24,909)
Fixed assets in progress	647,200	-	647,200	1,084,315	-	1,084,315
Total	47,131,707	(37,416,240)	9,715,467	73,492,842	(56,360,492)	17,132,350

As of December 31, 2011:

	Company			Consolidated
	Cost of fixed assets	Accumulated depreciation	Net balance	Cost of fixed assets	Accumulated depreciation	Net balance
Switching equipment	11,445,943	(10,204,823)	1,241,120	15,084,380	(13,133,295)	1,951,085
Equipment and transmission means	19,802,238	(15,738,322)	4,063,916	30,051,932	(23,289,097)	6,762,835
Modem/terminal equipment	4,634,852	(3,671,023)	963,829	8,830,900	(7,283,847)	1,547,053
Infrastructure	8,483,629	(5,837,164)	2,646,465	13,124,946	(8,504,974)	4,619,972
Television equip. and supplies	-	-	-	907,865	(728,696)	179,169
Other	1,384,460	(1,176,466)	207,994	3,546,825	(2,758,443)	788,382
Provision for losses	(17,467)	-	(17,467)	(23,435)	-	(23,435)
Fixed assets in progress	585,660	-	585,660	1,328,859	-	1,328,859
Total	46,319,315	(36,627,798)	9,691,517	72,852,272	(55,698,352)	17,153,920

12.b) Changes

	Company
	Balance at 12.31.11	Additions	Write-offs, net	Transfer, net (b)	Depreciation	Balance at 06.30.12
Switching equipment	1,241,120	18,995	-	17,422	(125,175)	1,152,362
Equipment and transmission means	4,063,916	185,718	-	114,982	(226,375)	4,138,241
Modem/terminal equipment	963,829	348,212	-	(2,927)	(265,650)	1,043,464
Infrastructure	2,646,465	9,085	-	52,382	(136,683)	2,571,249
Other	207,994	58	-	1	(27,941)	180,112
Provision for losses (a)	(17,467)	306	-	-	-	(17,161)
Fixed assets in progress	585,660	256,210	(11,690)	(182,980)	-	647,200
Total	9,691,517	818,584	(11,690)	(1,120)	(781,824)	9,715,467

	Consolidated
	Balance at 12.31.11	Additions	Write-offs	Transf.net (b)	Depreciation	Balance at 06.30.12
			net
Switching equipment	1,951,085	33,152	(9,818)	325,955	(218,068)	2,082,306
Equipment and transmission means	6,762,835	168,547	19,570	501,611	(523,934)	6,928,629
Modem/terminal equipment	1,547,053	629,983	(499)	(22,252)	(512,161)	1,642,124
Infrastructure	4,619,972	23,729	(67,603)	191,874	(351,198)	4,416,774
Television equip. and supplies	179,169	62,322	-	21,789	(63,450)	199,830
Other	788,382	97,437	(1,623)	38,231	(119,146)	803,281
Provision for losses (a)	(23,435)	(1,474)	-	-	-	(24,909)
Fixed assets in progress	1,328,859	834,037	(11,664)	(1,066,917)	-	1,084,315
Total	17,153,920	1,847,733	(71,637)	(9,709)	(1,787,957)	17,132,350

(a) The Company and its subsidiaries recognized a provision for possible obsolescence of materials used for assets maintenance based on historical and expected future use.

(b) The remaining balances in transfers presented in the table above refer to transfers made between fixed asset account and intangible asset account (R$ 1,526) and deferred revenue (R$ 8,183, referring to the residual value of technical reserve of 210 towers).

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

12.c) Depreciation rate

PPE are depreciated on a straight-line basis based on the annual rate, as follows:

Switching equipment	10.00 to 33.33
Transmission equipment	5.00 to 14.29
Terminal equipment and modems	10.00 to 66.67
Infrastructure	4.00 to 66.67
TV material and equipment	8.00 to 20.00
Other PPE	10.00 to 20.00

12.d) PPE items given as guarantee

As of June 30, 2012, the Company and its subsidiaries had PPE items given in guarantee for judicial proceedings, the consolidated amount of which was R$ 112,817 (R$ 70,317 at December 31, 2011).

13. INTANGIBLE ASSETS, NET

13.a) Breakdown

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Goodwill	-	-	10,225,280	10,225,280
Other intangible assets	16,181,221	16,565,398	19,397,944	19,828,404
Total	16,181,221	16,565,398	29,623,224	30,053,684

Breakdown of goodwill on June 30, 2012 and December 31, 2011 is as follows:

In thousands of reais – R$
Ajato Telecomunicações Ltda.	149
Goodwill Spanish and Figueira (incorporated from TDBH) (a)	212,058
Santo Genovese Participações Ltda. (b)	71,892
Telefônica Televisão Participações S.A. (c)	780,693
Vivo Participações S. A. (d)	7,169,577
Telemig Celular S. A. (e)	133,896
Telemig Celular Participações S. A. (e)	1,485,172
Global Telecom S. A. (e)	204,762
Tele Centro Oeste Celular Participações S. A. (e)	150,930
Ceterp Celular S. A. (e)	16,151
Total	10,225,280

(a)  Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of  the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b) Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.) in 2004.

(c)  Goodwill arising from the acquisition of TTP (formerly Navytree), incorporated in 2008 which is based on a future profitability analysis.

(d)  Goodwill arising from the acquisition of Vivo Part.  in April 2011.

(e)  Goodwill arising from Vivo Participações, converted to the Company through the merger occurred in 2011.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Breakdown of other intangibles as of June 30, 2012 and December 31, 2011 is as follows:

As of June 30, 2012:

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	3,143,994	(2,533,630)	610,364	9,189,599	(7,209,931)	1,979,668
Customer portfolio	1,990,278	(255,357)	1,734,921	2,114,561	(379,641)	1,734,920
Trademarks and patents	1,601,408	(64,665)	1,536,743	1,643,512	(106,768)	1,536,744
License	12,644,000	(348,000)	12,296,000	15,937,573	(1,909,046)	14,028,527
Goodwill	-	-	-	23,898	(23,898)	-
Other	187,711	(184,518)	3,193	712,695	(686,365)	26,330
Software in progress	-	-	-	91,755	-	91,755
Total	19,567,391	(3,386,170)	16,181,221	29,713,593	(10,315,649)	19,397,944

As of December 31, 2011:

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	3,003,719	(2,411,994)	591,725	8,744,914	(6,883,758)	1,861,156
Customer portfolio	1,990,278	(127,447)	1,862,831	2,114,561	(251,730)	1,862,831
Trademarks and patents	1,601,408	(22,562)	1,578,846	1,643,511	(64,665)	1,578,846
License	12,644,000	(116,000)	12,528,000	15,937,373	(1,577,392)	14,359,981
Goodwill	-	-	-	38,800	(31,116)	7,684
Other	187,711	(183,715)	3,996	683,021	(658,554)	24,467
Software in progress	-	-	-	133,439	-	133,439
Total	19,427,116	(2,861,718)	16,565,398	29,295,619	(9,467,215)	19,828,404

13.b) Changes

	Company
	Annual amortization rate %	Balance at 12.31.11	Additions	Net transfers (a)	Amortization	Balance at 06.30.12
Software	20,00	591,725	139,155	1,120	(121,636)	610,364
Customer portfolio	10,00	1,862,831	-	-	(127,910)	1,734,921
Trademarks and patents	5,00	1,578,846	-	-	(42,103)	1,536,743
License	3.60 to 20.00	12,528,000	-	-	(232,000)	12,296,000
Other	10.00 to 20.00	3,996	-	-	(803)	3,193
Total		16,565,398	139,155	1,120	(524,452)	16,181,221

	Consolidated
	Annual amortization rate %	Balance at 12.31.11	Additions	Write-offs, net	Net transfers (a)	Amortization	Balance at 06.30.12
Software	20.00 to 33.33	1,861,156	292,480	(23)	203,199	(377,144)	1,979,668
Customer portfolio	9.00 to 15.00	1,862,831	-	-	-	(127,911)	1,734,920
Trademarks and patents	5	1,578,846	-	-	-	(42,102)	1,536,744
License	3.60 to 20.00	14,359,981	200	-	-	(331,654)	14,028,527
Goodwill	Based on contractual terms	7,684	-	-	(7,684)	-	-
Other	10.00 to 20.00	24,467	5,776	-	-	(3,913)	26,330
Software in progress		133,439	159,989	-	(201,673)	-	91,755
Total		19,828,404	458,445	(23)	(6,158)	(882,724)	19,397,944

(a) The remaining balances in transfers presented in the table above refer to transfers between PPE and intangible accounts (R$ 1,526) and prepaid expenses (trade fund, R$ 7,684).

13.c) Amortization rates

Intangible assets are amortized on a straight-line basis at the annual rate, as follows:

	Company	Consolidated
Software licenses	20.00	20.00 to 33.33
Customer portfolio	10.00	9.00 to 15.00
Brands and patents	5.00	5,00
Licenses	3.60 to 20.00	3.60 to 20.00
Trade fund	-	According to contractual term
Other intangible assets	10.00 to 20.00	10.00 to 20.00

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

14. PAYROLL AND RELATED ACCRUALS

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Salaries and fees	38,266	36,817	51,191	40,651
Social charges and benefits	121,274	95,222	273,043	223,359
Employee profit sharing	47,075	112,392	104,428	214,983
Other	-	7	-	16,631
Total	206,615	244,438	428,662	495,624

15. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Sundry suppliers (a)	1,639,449	1,931,462	4,343,683	5,339,947
Onlending amounts	59,919	61,694	134,968	146,437
Interconnection/ networking	351,846	403,831	536,515	521,901
Technical assistance	-	-	30,438	29,030
Total	2,051,214	2,396,987	5,045,604	6,037,315

(a)  The consolidated amount at December 31, 2011 is adjusted at R$ 44,296, referring to license renewal of Vivo, transferred to “Other liabilities” (Note 21).

16. TAXES PAYABLE

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Income taxes	-	-	193,600	129,610
Income and social contribution taxes payable (a)	-	-	193,600	129,610
Indirect taxes	539,417	732,577	1,838,125	1,995,452
ICMS (b)	431,717	588,631	1,454,460	1,585,884
PIS and COFINS	89,074	118,295	286,748	319,981
Fust and Funttel	11,441	18,050	31,166	38,306
Other	7,185	7,601	65,751	51,281
Total	539,417	732,577	2,031,725	2,125,062

Current	508,193	700,187	1,573,727	1,691,991
Non-current	31,224	32,390	457,998	433,071

(a)  Income and social contribution taxes payable are presented net of payments on an estimated basis.

(b) The non-current portion includes the amounts of R$ 406,731 at June 30, 2012 (R$ 380,271 at December 31, 2011) which refers to ICMS – Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment. This agreement indicates that the ICMS becomes due in the 49th month following the month in which ICMS tax is calculated. This amount is adjusted to the variation of the Annual Indexation Factor (FCA).

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

17. LOANS, FINANCING AND DEBENTURES

17.1 – Loans and financing

				Company		Consolidated
	Currency	Annual interest rate	Maturity	06.30.12 (*)	12.31.11 (*)	06.30.12 (*)	12.31.11 (*)
BNDES financing (a)	URTJLP (**)	TJLP+3.73%	Up to 2015	1,132,638	1,327,147	1,132,638	1,327,147
Financing – BNDES (a)	URTJLP (**)	TJLP+1.73%	Up to 2015	61,298	71,821	61,298	71,821
Financing -BNDES	BRL	5.50%	Up to 2021	1,934	1,912	1,934	1,912
Loan – Mediocrédito	US$	1.75%	Up to 2014	12,189	14,027	12,189	14,027
Loan – Working Capital	BRL	108.90% CDI	Up to 2012	-	91,570	-	91,570
Loan – Resolution 4131	US$	4.10%	Up to 2013	313,181	282,205	313,181	282,205
Financing - BNDES (b)	URTJLP (**)	TJLP+0% to 4.30%	Up to 2019	-	-	1,488,308	1,659,858
Financing - BNDES	UMBND (***)	5.97%	Up to 2019	-	-	220,626	194,276
Financing - BNDES (c)	R$	4.50% to 5.50%	Up to 2020	-	-	154,732	135,471
Loans - European Investment Bank (BEI)	US$	4.18% to 4.47%	Up to 2015	-	-	769,988	707,975
Financing - Banco do Nordeste do Brasil – BNB	R$	10.00%	Up to 2016	-	-	386,532	438,279
BBVA – commission	-	0.43%	Up to 2015	-	-	235	221
Financing - BNDES	URTJLP (**)	TJLP+5.0%	Up to 2015			2,143
Financing – BNDES (d)	URTJLP (**)	TJLP+5.70%	Up to 2016	-	-	2,677	2,071
Financing – BNDES (d)	URTJLP (**)	TJLP+9.70%	Up to 2016	-	-	2,206	2,341
Financing - BNDES PSI (c)	R$	5.50% and 8.70%	Up to 2016	-	-	26,581	17,628
Financing- Lease	R$	14.70%	2013	-	-	547	726
Total				1,521,240	1,788,682	4,575,815	4,947,528

Current				418,725	510,899	915,311	988,413
Non-current				1,102,515	1,277,783	3,660,504	3,959,115

 (*)    Amounts presented at fair value, when applicable.

(**)    URTJLP – long-term interest rate used by BNDES as contractual currency for financing contracts.

(***)  UMBND – Currency unit, based on a currency basket used by BNDES as the contractual currency of financial contracts based on funds raised in foreign currency.

National Development Bank – BNDES

a)  In October 2007, a credit facility to the Company was approved to finance investments in services and products produced domestically. All of these resources have been drawn and their investments are proven and accepted by BNDES.

b)  In August 2007, Vivo entered into a credit facility with BNDES in the amount of R$ 1,530,459. The funds borrowed were used to finance investment projects in order to expand coverage and increase network capacity throughout the country. Vivo S.A. received the funding gradually and there was no remaining amount available under this credit facility at December 31, 2011. This agreement has a term of seven years, with repayment of principal in 60 consecutive monthly installments commencing September 15, 2009, after a grace period of two years.

On October 14, 2011 a credit facility totaling R$ 3,031,110 was obtained from BNDES. These funds will be invested in the expansion and improvement of the current network, implementation of infrastructure necessary for new technology, in the period from 2011 to 2013, as well as in the construction of a data center in Tamboré (State of São Paulo) and in social projects.

The agreement is effective for eight years and its grace period expires on July 15, 2014, until when only interest will be paid, on a quarterly basis. After this period, interest and amortization of the principal will be paid in 60 consecutive monthly installments.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Since the interest rates applied to two of the five sub-credit lines which constitute this financing agreement are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this transaction falls under the scope of IAS 20/CPC 7. As such, using the effective interest rate method set forth in IAS 39/CPC 38, considerations made are as follows: comparison between i) the total amount of debt calculated based on contractual rates; and ii) the total amount of debt calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value and deferred according to the useful life of the financial asset, was R$ 19,870 (R$ 21,418 at December 31, 2011) at June 30, 2012.

Up to June 30, 2012 R$ 1,004,177 (R$ 1,004,177 at December 31, 2011) had been released.

c)  On January 2010, a financing line with the BNDES in the amount up to R$ 319,927 was approved through the Investment Maintenance Program (BNDES-PSI). The funds borrowed are being used to improve the network capacity through the acquisition of domestic equipment under previously signed equipment financing with BNDES (Finame), and released as investments are made. Up to June 30, 2012, R$ 184,489 were approved.

Since the interest rate on this credit line is lower than the rates prevailing in the market (4.5% to 5.5% pre-fixed), this transaction falls into IAS 20/CPC 7.  Accordingly, using the effective interest method set forth in IAS 39/CPC 38, considerations made are as follows: comparison between i) the total amount of debt calculated based on contractual rates; and ii) the total amount of debt calculated based on market rates (fair value). The government grant from BNDES, adjusted to present value and deferred according to the useful life of the financed equipment, resulted in the amount of R$ 26,442 up to June 30, 2012 (R$ 29,007 at December 31, 2011).

With the merger process mentioned in note 2.1.b, Vivo answers for the loan agreements which belonged to the former Vivo Part. of which the balance totaled R$ 28,205 at June 30, 2012 (R$ 24,848 at December 31, 2011).

d)  In November 2010 and March 2011, BNDES approved credit facilities for Comercial Cabo TV São Paulo S.A. in the amount of R$ 40,163. Up to June 30, 2012 R$ 34,382 (R$ 24,237 at December, 2011) were granted. This transaction also falls under the scope of IAS 20/CPC 7 because the interest rate is lower than the market rate (5.5% p.a. pre-fixed), and the subvention granted by BNDES, adjusted to present value, resulted – as of June 30, 2012 – in the amount of R$ 2,694 (R$ 2,401 at December 31, 2011).

e)  In December 2010, BNDES approved a credit facility for the Company, totaling R$ 5,417, through PSI program. On June 30, 2012, the balance was R$ 1,934 (R$ 1,912 at December 31, 2011). This transaction also fall under the scope of IAS 20/CPC 7, because the interest rate is lower than the market rates (5.5% p.a. pre-fixed), and the subvention granted by BNDES, ajusted to present value, resulted – as of June 30, 2012 – in the amount of R$ 353 (R$ 376 at December 31, 2011).

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Médiocrédito

Loan agreed in 1993 between Telecomunicações Brasileiras S.A. – Telebrás and Instituto Centrale per il Credito a Médio Termine – Mediocredito Centrale in the amount of US$45,546, in order to build a rural telephony via satellite network in the State of Mato Grosso. This loan is paid semiannually and matures in 2014. There is a derivative contracted to hedge the exchange rate currency risks related to such debt and, given it is assessed as an effective hedge, the hedge accounting methodology has been adopted. Therefore, at June 30, 2012, the derivative associated to this instrument was recognized at its fair value as of such date.

Banco Europeu de Investimentos - BEI

Vivo signed an agreement with EIB for a credit facility in the amount of €250 million (equivalent to U$ 365 million). The funding was received in two portions: the first on December 19, 2007 and the second on February 28, 2008. The agreement has a term of seven years, with repayment of principal in two installments falling on December 19, 2014 and March 2, 2015. Interest on this financing is paid semiannually according to the date of credit release. This financing is secured with a swap agreement that converts the foreign exchange risk into a percentage of CDI (interbank deposit rate) variation.

Banco do Nordeste – BNB

On January 29, 2007, Vivo S.A. entered into a credit facility with BNB in the amount of R$ 247,240. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

On October 30, 2008, Vivo S.A. entered into a credit facility with BNB in the amount of R$ 389,000. The funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. The agreement has a term of ten years, with repayment of principal in 96 installments after a grace period of 2 years.

17.2 – Debentures

	Company/Consolidated
	Currency	Financial charges	Maturity	06.30.12	12.31.11
Debentures (2nd issue) – Series 2	R$	106.00% of CDI	Up to 2012	-	346,470
Debentures (4th issue) – Series 1 and 2	R$	108.00% to 112.00% of CDI	Up to 2013	752,484	756,617
Debentures (4th issue) – Series 3	R$	IPCA+7.00%	Up to 2014	95,149	87,390
Debentures (1st issue) – Telemig	R$	IPCA+0.50%	Up to 2021	69,769	67,935
Cost of issues	R$			(1,390)	(1,981)
Total				916,012	1,256,431

Current				118,270	468,624
Non-current				797,742	787,807

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Capital raised by Vivo Part.

2nd Issuance

In connection with the First Securities Distribution Program in the amount of R$2 billion announced on August 20, 2004, the subsidiary Vivo Part. issued debentures related to the 2nd issuance of the Company, in the amount of R$1 billion, on May 01, 2005, with a term of ten years, starting from the issuance date on May 01, 2005.

Debentures were issued in two series: R$ 200 million in the first series and R$800 million in the second series with a final maturity on May 4, 2015. The first series was early redeemed on January 31, 2011, and the second series pay interest semiannually, after rescheduling, at a rate of 106.0% (second series) of accumulated daily averages rates of interbank deposits (DI) calculated and published by CETIP S.A. (Clearing House for the Custody and Financial Settlement of Securities).

On July 29, 2011, the General Debenture holder Meeting resolved on the approval of transfer of debentures of the 2nd Public Distribution issued by Vivo Part. for Telefônica Brasil without changing the top terms and conditions, and the correspondent amendment of the deed in order to reflect the change in the issuer’s ownership.

2nd Series

The 2nd series debentures of the 2nd issuance of the company were rescheduled on May 3, 2010, according to the conditions approved at the Board of Directors’ meeting held on May 29, 2010. The total rescheduled amount was R$ 340,230 and the company redeemed and cancelled debentures of dissenting debenture holders in the amount of R$ 459,770. The new interest accrual period is 24 months from May 1, 2010, during which time the interest accrual conditions established herein shall remain unchanged. During this second interest accrual period (until May 1, 2012), the Company’s debentures shall carry an interest rate of 106.0% of the average rate of one-day interbank deposit (DI), calculated according to the formula stated in clause 4.9 of the "2nd Issuance Indenture".

On April 13, 2012 the Board of Directors approved the anticipate redemption of debentures of the 2nd issue’s 2nd series. This redemption took place on May 2, 2012, totaling 21,936 debentures amounting R$ 219,360, under the following terms and conditions: The debentures were redeemed and canceled, the redemption was performed by the unit nominal value plus remuneration owed up to the payment date, and no premium was paid because the redemption date coincided with the re-agreement due date. The remaining debentures were repurchased on April 9 and 10, 2012, amounting to 539 and 11,548 respectively, totaling R$ 120,870, considering the Facultative Acquisition Clause of the Deed and later canceled.

4th Issuance

On September 04, 2009, the Board of Directors of Vivo Part. approved the 4th public issuance, by the company, of simple, unsecured debentures not convertible into stock, all of them registered and of book-entry type, issued in up to three series, with term of 10 years.

The total amount of the issuance was R$ 810 million, of which the basic offering corresponds to R$ 600 million, added by R$ 210 million due to the full exercise of the additional debentures option.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

A total of eight hundred and ten thousand (810,000) debentures were issued in three (3) series, being 98,000 debentures in the 1st series, 640,000 in the 2nd series and 72,000 in the 3rd series. The amount of debentures allocated to each of the series was decided in mutual agreement between the Vivo Part. and the Leader Arranger of the Offering, after the conclusion of the Bookbuilding procedure.

The remuneration for the 1st series is 108.00% of CDI, for the 2nd series is 112.00% of CDI and to the 3rd series, coupon of 7.00% per year (on face value updated by the Extended Consumer Price Index - IPCA variation). These debentures accrue interest payable on a half-yearly basis in the 1st and 2nd series and annual basis in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised as from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of the company and to supplement of the working capital of the company.

The transaction costs in connection with this issuance, in the amount of R$ 1,390 at June 30, 2012 (R$ 1,981 at December 31, 2011), were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue. The actual rate of this issue, considering the transaction costs is 112.13% of the CDI.

The General Debenture-holder Meeting held on July 29, 2011 resolved on the transfer approval of the 4th Public Distribution of debentures issued by Vivo Part. to Telefônica Brasil without changes of terms and conditions, and of the correspondent amendment of the Deed in order to reflect the change in the issuer’s ownership.

Funding by Telemig Celular (company incorporated by Vivo Part. at June 1, 2010)

1st Issuance

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company merged at June 1, 2010), within the scope of the “Minas Comunica”Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st  issuance, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issuance, valued at R$ 17,390. At December 31, 2008, for the service at 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issuance, valued at R$ 31,900 thus completing the program for providing service to 134 locations inside the state of Minas Gerais.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

17.3 – Payment schedule

The maturities of the long-term portion of loans, financing and debentures as of June 30, 2012, are as follows:

Year	Company	Consolidated
2013	1,164,476	1,400,002
2014	494,671	1,132,848
2015	170,151	971,527
2016	36	277,771
2017 onward	70,923	676,098
Total	1,900,257	4,458,246

17.4 – Restrictive covenants

The Company and Vivo have loans and financing taken out from BNDES, the balance of which at June 30, 2012 was R$ 2,902,870 (R$ 3,253,102 at December 31, 2010). In accordance with the contracts, there are financial and economic indices that should be considered on a half-yearly and annual basis. At this same date, all economic and financial indices for the contracts in effect were met.

4th issuance debentures, the net balance of issuance costs at June 30, 2012 was R$ 846,243 (R$ 842,026 at December 31, 2011) have economic and financial indices that should be calculated on a quarterly basis. At this date, all economic and financial indices were met.

Telemig’s (company incorporated by Vivo Part. on June 1, 2010) contract with the Economic Development State Office referring to debentures – of which the balance at June 30, 2012 was R$ 69,769 (R$ 67,935 at December 31, 2011) – have restrictive covenants as for judicial or extrajudicial restructuring, settlement, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, non-compliance with non-fiduciary commitments and compliance with certain financial indices. At this date, all restrictive covenants were complied with.

7.5 - Guarantees

As of June 30, 2012, guarantees were granted for part of loans and financing of the Company and its subsidiary Vivo, according to the table below:

Banks	Amount of loan/financing	Guarantees
BNDES	R$ 1,488,308 (URTJLP) R$ 220,626 (UMBND) R$ 154,732 (PSI Contract - Vivo)

•       Contract (2007) R$ 668,962: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment.

•       Contract (PSI) R$ 154,732: sale of financed assets.

•       Contract (2011) R$1,039,973: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment.

•       Telefônica Brasil is the intervening guarantor

European Bank of Investment – BEI	R$ 769,988	• Commercial risk guaranteed by Banco BBVA Espanha.
Banco do Nordeste do Brasil S.A. - BNB	R$ 386,532

•         Bank guarantee granted by Bank Bradesco S.A. in an amount equivalent to 100% of the debit balance of the financing obtained.

•         Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment.

•       Telefônica Brasil is the intervening guarantor.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

18. DIVIDENDS AND INTEREST ON EQUITY

Find below the balances of dividends and interest on equity payable.

a)  Breakdown of balances receivable:

	Company
	06.30.12	12.31.11
Vivo S.A.	202,298	171,907
Aliança Atlântica Holding B.V.	1,140	-
Companhia AIX de Participações	772	772
Total	204,210	172,679

b)  Changes in balances receivable:

Company
Balance at 12.31.11	172,679
Additional dividends from investees of 2011	726,531
Intercalary dividends of investees of 2012	505,000
Receipt of dividends and interest on equity	(1,200,000)
Balance at 06.30.12	204,210

To present the cash flows, interest on equity and dividends received from subsidiaries are allocated under “Investing activities”.

c)  Breakdown of balances payable:

	Company/Consolidated
	06.30.12	12.31.11
Telefónica Internacional S.A.	262,002	156,589
SP Telecomunicações Participações Ltda.	164,452	126,283
Telefónica S. A.	216,658	129,489
Compañia de Telecomunicaciones de Chile S. A.	519	310
Non-controlling interests (a)	649,874	560,315
Total	1,293,505	972,986

(a) The balance of interest on equity and dividends payable to non-controlling shareholders refer to amounts stated but not paid, and amounts that have still not being claimed.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

d)  Changes in balances payable:

Consolidated
Balance at 12.31.11	972,986
Additional dividends of 2011, pursuant to GSM of 11/04/2012	1,953,029
Dividends expired and interest on equity	(62,340)
Payment of dividends and interest on equity	(1,573,154)
Other changes	2,984
Balance at 06.30.12	1,293,505

Interest on shareholders equity and dividends unclaimed by shareholders, prescribe in three (3) years from the date of commencement of payment. In the event of the prescription of dividends and interest on shareholders equity, the amounts are recorded against the shareholders equity for later distribution.

Cash flows, interest on equity and dividends paid to shareholders are recorded in “Financing activities”.

19. PROVISIONS

Breakdown of provision balances at June 30, 2012 and December 31, 2011 are as follows:

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Provisions for judicial and administrative proceedings
Labor	460,733	425,486	572,334	526,210
Tax	1,268,679	1,146,930	1,862,366	1,606,735
Civil and regulatory	522,964	490,823	712,875	664,703
Subtotal	2,252,376	2,063,239	3,147,575	2,797,648

Post-retirement benefit plans (a)	301,720	291,178	321,319	308,893
Contingent liabilities (b)	242,122	256,044	242,122	256,044
Provision for demobilization (c)	13,469	13,657	174,329	200,813
Total	2,809,687	2,624,118	3,885,345	3,563,398

Current	306,771	287,137	444,771	416,313
Non-current	2,502,916	2,336,981	3,440,574	3,147,085

(a)  Refers to actuarial provisions for post-employment benefits, recorded by the Company and subsidiaries (Note 34).

(b)  Arising from the allocation of goodwill generated in acquisition of the controlling interest of Vivo Part. at 2011 (Note 3).

(c)  Refers to costs to be incurred to return sites (locations for installation of radio - base and administrative real estate of the Company and subsidiaries) at the same conditions as they were upon execution of the initial lease agreement.

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

The tables below present the changes occurred for the six-month period ended June 30, 2012:

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

	Company
	Labor	Tax	Civil and regulatory	Provision for post-retirement benefit plans	Contingent liabilities (a)	Provision for demobilization	Total
Balances at 12.31.11	425,486	1,146,930	490,823	291,178	256,044	13,657	2,624,118
Additions	39,979	72,223	47,240	12,946	-	-	172,388
Write-offs by payment	(2,739)	(229)	(12,865)	(2,404)	-	-	(18,237)
Write-offs by reversal	(10,032)	-	(25,886)	-	(18,319)	(188)	(54,425)
Monetary restatement	8,039	49,755	23,652	-	4,397	-	85,843
Balances at 06.30.12	460,733	1,268,679	522,964	301,720	242,122	13,469	2,809,687

Current	38,642	-	268,129	-	-	-	306,771
Non-current	422,091	1,268,679	254,835	301,720	242,122	13,469	2,502,916

	Consolidated
	Labor	Tax	Civil and regulatory	Provision for post-retirement benefit plans	Contingent liabilities (a)	Provision for demobilization	Total
Balances at 12.30.11	526,210	1,606,735	664,703	308,893	256,044	200,813	3,563,398
Additions	67,242	189,671	107,403	14,830	-		379,146
Write-offs by payment	(18,538)	(702)	(63,765)	(2,404)	-	-	(85,409)
Write-offs by reversal	(10,877)	(63)	(22,266)	-	(18,319)	(26,888)	(78,413)
Monetary restatement	8,297	66,725	26,800	-	4,397	404	106,623
Balances at 06.30.12	572,334	1,862,366	712,875	321,319	242,122	174,329	3,885,345

Current	78,380	23,648	342,743	-	-	-	444,771
Non-current	493,954	1,838,718	370,132	321,319	242,122	174,329	3,440,574

19.1 Labor contingencies and provisions

	Amount involved
	Company		Consolidated
Risk	06.30.12	12.31.11	06.30.12	12.31.11
Probable	460,733	425,486	572,334	526,210
Possible	203,025	194,564	400,125	404,262

Provisions and labor contingencies refer to labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among others, overtime, wage equivalence, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourcing services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await the decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, Company management considers this claim as a possible risk. No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

Additionally, the Company is part to public civil actions filed by the Department of Labor, in respect of the decision to restrain the Company to continue hiring outsourced companies to carry out the Company’s main activities. No amounts were assigned to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the monetary loss for the Company.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

19.2 Tax contingencies and provisions

	Amount
	Company		Consolidated
Risk	06.30.12	12.31.11	06.30.12	12.31.11
Probable	1,268,679	1,146,930	1,862,366	1,606,735
Possible	5,982,731	6,032,640	12,001,675	11,679,158

Tax provisions

Federal taxes

On June 30, 2012, the Company held tax matters at the administrative and judicial sphere, in connection with (a)  Unemployment Compensation Fund (FGTS) required by INSS on deposits made by employers (the discussion does not result in the reduction of part of FGTS deposits made by the Company on behalf of employees); (b)  claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (c)  social contributions regarding alleged lack of payment of 11% over the value of several contractor’s invoices and receipts for transfer of labor; (d)  CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (e)  Fixed operations: non-inclusion of Interconnection Expenses in the FUST tax base and Mobile operations: non-inclusion of revenues from ITX and EILD in the FUST tax base; (f)  contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (g)  TFI/TFF on mobile stations; (e) IRRF on Interest on Shareholders Equity; (h)  IRRF on Interest on Shareholders Equity;  (i) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (j)  IRPJ/PIS/COFINS resulting from the non-ratification of the Companies’ offset and refund requests; (k)  Social Investment Fund (Finsocial) offset amounts; (l)  lack of withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (m)  COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (n)  additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; (o)  Tax on Net Income (ILL). On June 30, 2012, total provisions amounted to R$ 1,256,417 (R$ 1,146,219 at December 31, 2011) for the Company and R$ 1,771,641 (R$ 1,530,789 at December 31, 2011) for the consolidated.

State taxes

On June 30, 2012, the Company and its subsidiaries had administrative and judicial proceedings in progress referring to ICMS´s credits with electric power and credits without documentation; (a)  ICMS non-taxed on telecommunication services; (b)  disallowance of ICMS tax incentives for cultural projects; (c)  ICMS on TV subscription; and (d)  environmental administrative fine. On June 30, 2012, total provisions amounted to R$ 30 (R$ 14 at December 31, 2011) for the Company and R$ 66,757 (R$ 63,625 at December 31, 2011) for the consolidated.

Municipal taxes

On June 30, 2012, the Company and its subsidiaries kept several tax claims within the municipal scope, both in the administrative and in the judicial sphere which, based on the opinion of its legal advisors, are classified as a probable loss. On June 30, 2012, total provision amounted to R$ 12,232 (R$ 697 at December 31, 2011) for the Company and R$ 16,147 (R$ 4,531 at December 31, 2011) for the consolidated.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

The aforesaid claims comprise: (a) IPTU, (b) ISS levied on chattel lease services and secondary and complementary activities, (c) TVCF.

Other provisions

On June 30, 2012, the Company and its subsidiaries recorded other provisions, relating to legal claims, both in the administrative and in the judicial sphere, related to incorrect payment of ISS referring to the effective rendering of services such as lease, sublease, right of way or use right, shared or not, of railway, highway, poles, cables, ducts and conducting wires of any kind. At June 30, 2012, the consolidated provisioned amounts totaled R$ 7,821 (R$ 7,790 at December 31, 2011).

Possible tax contingencies

Federal taxes

On June 30, 2012, the Company and its subsidiaries held  several administrative and judicial proceedings in the federal sphere, which are waiting to be judged at various levels. At June 30, 2012, the amounts involved totaled R$ 1,367,244 (R$ 1,620,268 at December 31, 2011) for the Company and R$ 3,085,398 (R$ 3,185,747 at December 31, 2011) for the consolidated.

Among these proceedings, stand out: a) Non-compliance manifestations due to the ratification of compensation requests made by the Company; (b) fine for the distribution of dividends with the allegedly existence of unpaid debts with the federal government; (c) social security contribution (INSS) on compensation payment for salary devaluation arising from inflationary losses derived from “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Work Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment);  (d) IRRF on the funds remittance abroad related to technical services and to administrative support and other, as well as royalties; (e) PIS levied on roaming; (f) CPMF levied on operations resulting from the technical operation agreement with the National Treasury Department – STN - (offsetting through  Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (g) IRPJ and CSLL related to deductions on revenues generated due to the reversal of provisions; (h) disallowance of costs and sundry expenses; (i) COFINS loss deductions with swap operations;  (j) PIS / COFINS accrual basis versus cash basis; (k) IRPJ due as a result of exceeding allocation to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (l) IRPJ on derivative operations; (m) offsetting of tax over net income-ILL; (n) disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S/A, goodwill arising from the process of privatization and corporate restructuring in VIVO.; (o) COFINS compensation, with credits resulting from the excess of 1/3 of their own COFINS.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

State taxes

On June 30, 2012, the Company and its subsidiaries held several administrative and judicial proceedings at the state level, related to ICMS (VAT), which are still awaiting for judgment at several court levels. At June 30, 2012, the amounts involved totaled R$ 3,142,116 (R$ 2,934,325 at December 31, 2011) for the Company and R$ 4,562,533 (R$ 4,172,479 at December 31, 2011) for the consolidated.

Among these proceedings, stand out: (a) provision of facility services and rental of Speedy modem; (b) international long-distance calls (DDI); (c) unduly credit related the acquisition of items designated to fixed assets; (d) lack of proportionate credit reversal related to the acquisition of fixed assets; (e) previously unused ICMS tax credits; (f) service provision outside São Paulo state and ICMS paid to São Paulo State and; (g) Co-billing, (h) tax substitution with a fictitious tax base (tax guideline); (i) use of credits related to the acquisition of energy; (j) secondary activities, value added and supplementary services (Agreement 69/98); (k) tax credits related to challenges over telecommunications services not rendered or mistakenly charged (Agreement 39/01); (l) shipments of products with prices lower than acquisition prices (unconditional discounts); (m) deferred charge of ICMS-interconnection (DETRAF – Traffic and Service Provision Document); (n) credits derived from tax benefits granted by other state agencies; (o) disallowance of tax incentives related to cultural projects; (p) transfers of assets among owned establishments; (q) communication service tax credits used in provision of services of the same nature; (r) card donation for prepaid service activation; and (s) reversal of credit derived from return and loan for use operation.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Municipal taxes

On June 30, 2012, the Company and its subsidiaries had several administrative and judicial proceedings within the municipal scope, which are awaiting trials at  various court levels. At June 30, 2012, the amounts involved totaled R$ 375,111 (R$ 329,477 at December 31, 2011) for the Company and R$ 527,962 (R$ 471,876 at December 31, 2011) for the consolidated.

Among these proceedings, stand out: (a) ISS – secondary activities, value added and supplementary services; (b) retention; (c) IPTU; (d) Charge for Soil Use; (e) several municipal charges; (f) rate for Use of the Mobile Network (TU-M), infrastructure lease; (g) advertising services; (h) services rendered by third parties; (i) business management consulting services provided by Telefônica Internacional (TISA); (j) ISS tax levied on caller ID services and on cell phone activation.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

ANATEL

Universalization Fund of Telecommunication Services (FUST)

Writs of Mandamus filed separately by the fixed and mobile operators to recognize the right to: Fixed: non-inclusion of interconnection (ITX) and Industrial Exploration of Dedicated Line (EILD) expenses in the FUST tax basis and mobile: non-inclusion of interconnection (ITX) and Industrial Exploration of Dedicated Line (EILD) expenses in the FUST tax base, pursuant to Precedent No. 7, of December 15, 2005, for being in disagreement with provisions set forth in the sole paragraph of art. 6 of Law No. 9,998/00, which are waiting for trials in the second lower court.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Various reports of debit entry drawn up by ANATEL in the administrative order to set the tax credit related to interconnection EILD and other revenues that are not derived from the provision of telecommunications services.

On June 30, 2012, the amounts involved totaled R$ 695,848 (R$ 718,010 at December 31, 2011) for the Company and R$ 1,739,937 (R$ 1,719,531 at December 31, 2011) for the consolidated.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

FUNTTEL – Telecommunications Technological Development

On June 30, 2012, The Company and its subsidiaries held administrative and judicial proceedings which are awaiting judgment at 1st administrative level and 2nd judicial level. At June 30, 2012, the amounts involved totaled R$ 185,733 (R$ 232,343 at December 31, 2011) for the Company and R$ 591,483 (R$ 622,606 at December 31, 2011) for the consolidated.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

According to the Management and its legal advisors’ opinion, the chances of success in these processes are possible.

Telecommunication Inspection Fund (FISTEL)

Due to the extension of the effective term of licenses for using telephony switches related to the exploitation of STFC (fixed line operators) and the extension of the effectiveness of right to use radiofrequency associated with the operation of personal mobile service (Mobile Operators), ANATEL performs the collection of the Installation Inspection Charge (TFI).

This collection derives from the understanding of ANATEL that the extension would represent a taxable event of TFI. Based on the understanding it corresponds to an unduly collection, the Company and its subsidiaries separately challenged the aforesaid tax in the administrative and judicial levels. At June 30, 2012, the amounts involved totaled R$ 216,520 (R$ 197,666 at December 31, 2011) for the Company with full deposit and R$ 1,492,115 (R$ 1,504,365 at December 31, 2011) for the consolidated.

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

PPNUM – Public Price of Numbering Resources Management

Vivo, along with other Brazilian mobile operators, are challenging in court the rate charged by ANATEL for the use by the operators of the Numbering Resources managed by the agency. At the time of collections by ANATEL, Vivo made an escrow deposit of the amounts owed. On April 23, 2009, the operators received a favorable judgment and the lawsuit is presently in progress at the Federal Regional Court. At June 30, 2012, the amount involved totaled R$ 2,088 (R$ 1,977 at December 31, 2011).

According to the Management and its legal advisors’ opinion, the chances of losses in these processes are possible.

EBC Contribution to Public Broadcasting Investment - EBC

On May 26, 2009, Sinditelebrasil - Trade Union for Telephony and Mobile and Personal Service Companies, filed a Writ of Mandamus challenging the new contribution to the Empresa Brasil de Comunicação - EBC, created by Law No. 11,652/08. No preliminary Order was issued, and the companies affiliated to said trade union, obtained legal authorization to make an escrow deposit of the amount under discussion.

On June 30, 2012, the amounts involved totaled R$ 159 (R$ 551 at December 31, 2011) for the Company with full deposit (R$ 577 at December 31, 2011) for the consolidated.

19.3 Civil/Regulatory contingencies and provisions

	Amount involved
	Company		Consolidated
Risk	06.30.12	12.31.11	06.30.12	12.31.11
Probable	522,964	490,823	712,875	664,703
Possible	2,214,546	1,429,616	2,789,158	1,978,973

Civil provisions

a) The Company and its subsidiaries are party to civil, administrative and legal proceedings, the subject matter of which is the provision of services. This proceedings are filed by individual consumers, civil associations representing consumer rights, PROCON, as well as the State and Federal Public Ministries. Similarly, the Companies are defendants or plaintiffs in other proceedings of which the objective is discussing issues other than those related to the ordinary course of business. At June 30, 2012, a provision amounting to R$ 208,183 (R$ 191,960 at December 31, 2011) was set up for the Company and R$ 372,552 (R$ 341,351 at December 31, 2011) for the consolidated.

b) The Company is also involved in several lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material based on the historical average of losses caused by similar proceedings. At June 30, 2012, the consolidated provision amounting to R$ 77,823 (R$ 81,539 at December 31, 2011) was set up.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Regulatory provisions

On June 30, 2012, the Company and its subsidiaries were involved in several administrative proceedings against Anatel, which were filed based on alleged non-compliance with the obligations established in industry regulations, as well as in legal claims discussing sanctions by Anatel at administrative level, whose likelihood of an unfavorable outcome was assessed as probable, and a provision was recorded in the amount of R$ 262,500 (R$ 236,958 for the Company, given that R$ 201,573 refers to the provision of administrative proceedings and R$ 35,385 to administrative proceedings) at June 30, 2012 and R$ 241,813 (R$ 217,324 for the Company, given that R$ 183,073 refers to the provision of administrative proceedings and R$ 34,251 to evaluation of administrative proceedings filed) at December 31, 2011.

Possible civil contingencies

a) Community Telephone Plan – PCT. Refers to a Public Civil Action to which the Company is party related to the PCT, a plan that claims the possible indemnity rights to purchasers of telephone line expansion plans who did not receive shares for their financial investment in the municipality of Mogi das Cruzes. The total amount involved is approximately R$ 215,942. Legal counsel assessed chances of loss as possible; São Paulo Court of Justice (TJSP) has amended the decision, judging the action as inadmissible. The telephony association of Mogi das Cruzes (plaintiff) filed a special appeal to alter this judgment, which is currently awaiting a decision.

b)  Class actions filed by SISTEL Participants Association in the State of São Paulo, in which participants question the changes made to the health care plan for retired employees (PAMA), claiming the re-establishment of  previous “status quo”. The claim is still in process as there is no judicial decision at any instance. The risk of loss attributed to this lawsuit by the Company’s legal counsels is possible. The amount is inestimable and the requests illiquid due to its unenforceability, since they involve the return of the conditions regarding the former plan.

c) Public civil actions filed by the i) ASTEL-SISTEL Members Association in the State of Sao Paulo and  by ii) FENAPAS - National Federation of Associations of Pensioners, Pensioners and Pension Funds Participants in the Telecommunication Sector, both against SISTEL, the Company and other operators, aiming the annulment of PBS pension plan split, claiming “the dismantling of SISTEL Foundation pension system, which originated several specific plans PBS-mirrors, and corresponding allocation of resources deriving from technical surplus and tax contingencies existing at the time of the split. The risk attributed to this lawsuit by the Company’s legal counsels is possible. The amount is inestimable and the requests illiquid due to its unenforceability, since it involves the assets spun-off from SISTEL referring to the telecommunication operators of the former Telebrás System.

d) The Public Prosecutor Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The public Prosecutor Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages. Conversely, in the event that the number of consumers claiming should the award is not in line with the gravity of their damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The Company filed an appeal on the merits of the case. The judgment effects are in abeyance.  No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

e) The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types, related to the normal course of business. Total contingency amounts to R$ 979,745 (Consolidated) and R$ 420,472 (Company), whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

f) The Company and its subsidiaries have received fines regarding the noncompliance of “Decreto do SAC”. We currently have several actions (administrative and judicial proceedings), whose likelihood of an unfavorable outcome has been assessed by legal advisors as possible and the total amount of R$ 25,526 and R$ 10,200 for the company.

g) Intellectual Property: Lune Special Projects Telecommunication Trade and Ind. Ltda, a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 operators of mobile telecommunications service claiming to be possessed of the patent for caller ID, and they hold a trademark "Bina". The action is in order to interruption of that service by carriers and compensation equivalent to the amount paid by consumers for using the service.

There was unfavorable judgment to determine that Vivo refrain from selling mobile phones with Caller ID service (Bina), with a daily fine of R$ 10,000 in case of noncompliance. Furthermore, the sentence condemns Vivo to pay compensation for royalties to be calculated in settlement of the judgment. Embargoes Declaration was opposed by all parties and the motion for clarification of Lune in order to understand the assessment of appropriate injunctive relief stage in the procedure. The Company will appeal against reasonable in light of this decision. The likelihood of an unfavorable outcome has been assessed by external legal advisors as possible. There is no way to determine the extent of potential liabilities with respect to this order.

h) Validity prepaid plan. Vivo, in conjunction with other wireless telecommunications carriers, are defendants in several lawsuits filed by prosecutors and consumer associations to contest the imposition of terms for use of prepaid minutes. The plaintiffs allege that the prepaid minutes must not expire after specific period. Conflicting decisions were handed down by courts on the matter. Although we believe that our criteria for the determination of the deadline to comply with the standards of ANATEL, the likelihood of an unfavorable outcome has been assessed by their legal advisors as possible, except for collective action against Telemig, for which the probability of an unfavorable outcome in relation to this claim is considered remote, also based on the opinion of our legal advisors.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

i) São Paulo Road and Highways Deparment (DER): The Company filed a legal proceeding with DER – state authority linked to the State Transportation Office – challenging the legitimacy of the charge for use of road areas for installation of the Company’s telephone cables. This proceeding was judged unfavorable at first and second levels and forwarded to the Supreme Court of Justice (STJ), in Brasília, which considered this proceeding totally favorable to the Company, as it understands that it is illegal for the DER to charge any fees. The DER filed appeal which is awaiting judgment. Considering the STJ opinion and the opinion of the Company’s legal counsel, the associated risk is treated as possible. On June 30, 2012, the amount involved totaled R$ 270,859.

Possible regulatory contingencies

a) The Company and its subsidiaries are involved in administrative proceedings filed based on alleged non-compliance with the obligations established in industry regulations, as well as legal claims which discuss the sanctions by Anatel at administrative level, rating the risk of loss as possible for R$ 992,190 (being R$ 991,234 regarding the rating of administrative proceedings and R$ 956 regarding the assessment of legal claims).

b) The Company maintains the amount of R$ 34,037 in the judicial sphere, the likelihood of loss of which is possible (being R$ 34,024 for the Company).

c) Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP related radio frequencies: Under clause 1.7 of the Authorization Terms that grant right of use of SMP related radio frequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans as well as revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

For considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo filed administrative proceedings contesting these charges, based on ANATEL’s position.

According to its legal advisors’ opinion, chances of success in these processes are possible.

d) Administrative Proceeding No. 08012.008501/2007-91: It is a proceeding filed in the scope of the Brazilian System Defending Competition (“SBDC”) by Global Village Telecom Ltda (“GVT”), Intelig Telecomunicações Ltda, (“Intelig”), Transit do Brasil Ltda, and Easytone Telecomunicações Ltda, on August 6, 2007 against Claro S.A. (“Claro”), Tim Brasil Serviços e Telecomunicações S.A. (“TIM”), TNL SCS S.A. (“Oi”) and Vivo, for supposed trust and price squeeze practices, with the objective of increasing VU-M tariff, thus increasing the costs of competitors. Due to the proceeding filed on August 21, 2008, the Economic Right Department (“SDE”) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 and items V, article 21 and (ii) items I, III and IV, article 20 and items I and V, all of Law No. 8,884/94, to wit trust and price squeeze.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

On March 25, 2010, SDE issued a Technical Note which: (i) dismissed the accusation of trust against all the defendants, recommending filing of such accusation, (ii) suggested excluding Oi from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VU-M and for not existing evidence of recurrent practices of prices below VU-M; (iii) recommended condemning Vivo, TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8,884/94, for the increase in costs of competitors (price squeeze).

The proceeding is pending judgment by Administrative Council for Economic Defense “CADE”.

The Company’s legal advisors consider that Administrative Proceeding No. 08012.008501/2007-91 involves possible unfavorable outcome, therefore no related provision has been set up. If CADE hands down a proceeding against defendants only for price squeeze, fines imposed for similar cases have ranged from 0.5% to 1% of annual gross billing in 2006. However, in the remote case that CADE accepts the hypothesis of trust, initially dismissed by SDE, fines may range from 10% to 15% of the defendant’s gross billing for 2006.

It is worth highlighting that Law No. 12529/12 became effective on May 29, 2012 and there is no case for which CADE has made a decision based on the new criteria. The estimation herein presented is based on a proportional account that considered the previous jurisdiction and the criteria of Law No. 8884/94.

19.4. Guarantees

On June 30, 2012, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	Properties and equipment	Judicial deposits	Letter of guarantee
Civil, labor and tax	112,817	3,895,649	1,763,714
Closing balance	112,817	3,895,649	1,763,714

In addition to the guarantees presented above, at June 30, 2012, the Company and its subsidiaries had amounts in guarantee for legal proceedings (checking accounts and/or blocked short-term investments) amounting to R$ 68,902 (R$ 73,205 at December 31, 2011), as presented in Note 8.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

20. DEFERRED REVENUES

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Activation revenue (a)	63,519	67,672	63,519	67,672
Payphoen cards	8,726	15,783	8,726	15,783
Services and goods (b)	-	-	585,893	583,751
Government grants (d)	44	44	8,318	8,322
Customer loyalty program (e)	-	-	80,584	68,821
Other revenues	2,078	1,457	16,798	16,919
Total current	74,367	84,956	763,838	761,268

Activation revenue (a)	38,509	30,792	38,509	30,792
Services and goods (b)	-	-	113,969	48,095
Equipment donations (c)	-	-	19,431	22,638
Government grants (d)	309	331	41,041	44,880
Other revenues	7,221	7,493	9,183	9,861
Total non-current assets	46,039	38,616	222,133	156,266

a)         Refers to the deferral of fee revenue (fixed) recognized in income over the estimated period of duration of the customer plant.

b)         Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized income to the extent that services are provided to clients.

c)         Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of this equipment.

d)         Refers to government grant obtained by Vivo deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which are being amortized by the useful life of the  equipments.

e)         Refers to the fidelity points program that Vivo maintains, which allows customers to accumulate points when paying their bills referring to use of services offered. The accumulated points may be exchange for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of points is determined dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

21.       OTHER LIABILITIES

a)  Breakdown

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Consignments on behalf of third parties	47,639	155,503	123,111	252,807
Amounts to be refunded to subscribers	61,183	53,882	75,399	59,265
Lease (a)	11,669	11,669	11,669	11,669
Liabilities with related parties (Note 31)	100,124	138,900	34,359	66,490
Charges payable – concession arrangement (Note 1.b.1) (b)	48,784	-	114,455	44,296
Other payables	20,453	14,654	34,501	32,087
Total current	289,852	374,608	393,494	466,614

Lease (a)	2,763	9,398	2,763	9,398
Liabilities with related parties (Note 31)	4,510	5,119	4,500	4,976
Personnel, social charges and social benefits	13,976	15,160	14,019	15,160
Intercompany loan, debt assumption and installment payment	-	-	20,530	21,587
Other payables	15,000	15,262	16,929	17,137
Total non-current assets	36,249	44,939	58,741	68,258

(a)    The Company has financial lease agreements for use of IT equipment.

(b)    The consolidated amount at December 31, 2011 is adjusted to R$ 44,296, referring to “charge of the contract for renewal of licenses” of Vivo, transferred to “Suppliers” (Note 15).

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

b)  Leases

	06.30.12	12.31.11
Lease future gross payments	15,125	23,920
Unrealized financial expense	(693)	(2,853)
Present value of minimum payments payable	14,432	21,067

Current	11,669	11,669
Non-current	2,763	9,398

Aging list:

Year	Gross investment	Present Value
Falling due up to one year	11,669	11,669
Falling due within more than one year and up to five years	3,456	2,763
Total	15,125	14,432

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during three months period ended in June 30, 2012.

c)  Commitments and guarantees (rentals)

The Company rents equipment and facilities and as well as the subsidiary Vivo have undertaken commitments with lessors of several stores and sites where the radio-base stations (ERB) are located through several operating agreements maturing on different dates. At June 30, 2012, the total amount equivalent to the full contractual period is R$ 4,580,520 and R$ 8,745,860, for the Company and consolidated, respectively.

Rental commitments mainly refer to facilities where future minimum payments under leases with remaining non-cancellable terms in excess of one year are as follows:

Year	Company	Consolidated
Up to one year	268,770	973,581
From one to five years	2,581,733	4,969,657
More than five years	1,730,017	2,802,622
Total	4,580,520	8,745,860

22. EQUITY

a. Capital

Paid-in capital as of June, 2012 and December 31, 2011 amounts to R$ 37,798,110. Subscribed and paid-in capital is represented by shares without par value, as follows:

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

	06.30.12	12.31.11
Total capital in shares
Common shares	381,587,111	381,587,111
Preferred shares	744,014,819	744,014,819
Total	1,125,601,930	1,125,601,930

Treasury stock
Common shares	(251,440)	(239,740)
Preferred shares	(2,081,246)	(1,477,546)
Total	(2,332,686)	(1,717,286)

Outstanding Shares
Common shares	381,335,671	381,347,371
Preferred shares	741,933,573	742,537,273
Total	1,123,269,244	1,123,884,644

Book value per outstanding share – R$	38.63	38.55

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

However, Brazilian Corporation Law – Law No. 6,404/76; article 166; IV establishes that capital may be increased through a general shareholders’ meeting resolution held to decide about charter amendment, if statutory share capital limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

In April 2011, there was a capital increase of R$31,222,630 resulting from merger of 100% of shares of Vivo Part. into the Company, approved by the general shareholders’ meeting of April 27, 2011 (see Note 3) corresponding to 619,364,658 (six hundred and nineteen million, three hundred and sixty-four thousand and six hundred and fifty-eight) shares of which 212,767,241 (two hundred and twelve million, seven hundred an sixty-seven thousand, two hundred and forty-one) are common shares and 406,597,417 (four hundred and six million, five hundred and ninety-seven thousand, four hundred and seventeen) are preferred shares.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

b. Bonus paid on acquisition of interest from non-controlling shareholders

In accordance with the accounting practices adopted in Brazil previously to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value. With the adoption of IAS 27R/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders, including expenses inherent to these transactions, were adjusted based on the Company’s equity. The acquisition of shares from non-controlling shareholders of Lemontree and GTR (described in Note 2.1e) totaled R$ 40,519. The balance of this account at June 30, 2012 was R$ 70,448 (R$ 29,929 at December 31, 2011).

c. Capital reserves

Special goodwill reserve

This represents the tax benefit generated by the incorporation of Telefônica Data do Brasil Ltda. which will be capitalized annually in favor of the controlling shareholders to the extent the tax credits are realized under the terms of CVM Rule No. 319/99. The balance of this account at June 30, 2012 and December 31, 2011 was R$ 63,074.

Other capital reserves

Due to the merger of the holdings: TBS Celular Participações Ltda, Portelcom Participações S.A. and PTelecom Brasil S.A. into Vivo; the Company registered the amount of R$ 47,723 on this caption, which can be used as future capital increase. The balance of this account at June 30, 2012 and December 31, 2011 was R$ 2,735,930.

Treasury shares

On November 7, 2011, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and preferred shares issued by the own company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value. The repurchase will be made through the use of part of the existing capital reserve as of June 30, 2011, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Instruction Nr. 10/80. This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 6, 2012, being the acquisitions carried out in BM&FBOVESPA at market prices and is responsibility of Management to decide the moment and number of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, until a maximum of 2,912,734 common shares and 25,207,477 preferred shares.

These represent the Company’s treasury shares arising from: i) incorporation of TDBH (in 2006); ii) incorporation of Vivo Part. shares (in 2011); and iii) repurchase of common and preferred shares which, up to June 30, 2012, totaled R$ 94,385, given that the average acquisition cost was R$ 44.74 for common shares and R$ 48.82 for preferred shares, which correspond to 40,700 common shares and 1,896,000 preferred shares. The balance of this account at June 30, 2012 was R$ 112,107 (R$ 79,339 at December 31, 2011).

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

d. Income reserve

Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at June 30, 2012 and December 31, 2011 was R$ 877,322.

e. Proposed additional dividend

On April 11, 2012, the General Ordinary Meeting approved the allocation of the balance of income for the year ended December 31, 2011 amounting to R$ 1,888,152, plus dividends and interest on equity for 2011, amounting to R$ 107,874 less other comprehensive income, amounting to R$(42,997), totaling R$ 1,953,029, provided in the proposal for allocation of income to holders of common and preferred shares recorded by the company up to April 11, 2012.

As from May 2, 2012, the first portion, amounting to R$ 1,075,550, began to be paid and the remaining balance will be paid through December 21, 2012 in one or more installments to be defined by the Company’s Board of Directors and informed to the market. The balance of this account at December 31, 2011 was R$ 1,953,029.

23. NET OPERATING REVENUE

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Telephone service	6,030,532	7,849,167	13,160,673	10,469,772
Network usage	458,660	266,187	2,231,179	1,386,037
SVAs and Data	2,585,681	2,477,848	6,911,101	4,352,707
Cable TV services	-	-	417,406	417,369
Other services (a)	377,499	289,081	602,471	548,545
Sale of goods and equipment	-	-	1,155,627	780,347
Net operating revenue	9,452,372	10,882,283	24,478,457	17,954,777

ICMS	(1,826,507)	(2,347,561)	(4,927,599)	(3,658,734)
PIS and COFINS	(338,157)	(391,286)	(996,702)	(731,231)
ISS	(11,154)	(12,048)	(22,438)	(24,287)
Discounts and devolutions	(831,113)	(679,499)	(1,973,908)	(1,304,944)
Deductions of gross operating revenue	(3,006,931)	(3,430,394)	(7,920,647)	(5,719,196)

Net operating revenue	6,445,441	7,451,889	16,557,810	12,235,581

(a) Vivo’s contracted amounts of swap and infrastructure, within the concept of agent and principal (CPC 30 and IAS 18), which  are not being disclosed as costs and revenue, for the first half of 2012 totaled,  R$ 20,829 and R$ 8,812 for the 2nd quarter of 2011 (Note 24).

There is not customer who contributed with more than 10% of gross operating revenue for the six-month period ended June 30, 2012 and 2011.

All amounts in net revenue are included in income and social contribution tax calculation basis.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

24. COST OF GOODS AND SERVICES

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Depreciation and amortization	(1,040,434)	(848,581)	(2,012,085)	(1,482,821)
Personnel	(138,793)	(131,288)	(245,172)	(180,896)
Interconnection	(1,641,593)	(2,153,648)	(2,060,310)	(2,249,409)
Third-party services	(797,643)	(814,250)	(1,548,323)	(1,237,729)
Rentals, insurance, condominium and means of connection (a) (b)	63,722	(187,192)	(351,668)	(351,712)
Taxes, fees and contributions	(85,696)	(109,526)	(871,986)	(444,580)
Charges payable – concession arrangement (Note 1.b.1)	(48,784)	(37,571)	(81,555)	(51,583)
Other	(24,674)	(25,463)	(83,825)	(40,300)
Total cost of services rendered	(3,713,895)	(4,307,519)	(7,254,924)	(6,039,030)
Cost of goods sold	-	-	(827,910)	(457,945)
Total	(3,713,895)	(4,307,519)	(8,082,834)	(6,496,975)

(a)  Vivo’s contracted amounts of swap and infrastructure, within the concept of agent and principal (CPC 30 and IAS 18), which are not disclosed as cots and revenues for the first half of 2012 totaled R$ 20,829 and R$8,812 for the second quarter of 2011 (Note 23).

(b)  In the first half of 2012, the Company reversed provision together with  DER referring to the use of road lanes amounting to R$ 244,462.

25. SELLING EXPENSES

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Depreciation and amortization	(236,368)	(68,989)	(458,421)	(248,510)
Personnel	(241,360)	(239,694)	(681,420)	(416,683)
Third-party services	(859,126)	(899,740)	(2,196,125)	(1,516,367)
Provision for impairment of receivables (Note 5)	(145,434)	(153,005)	(340,387)	(217,012)
Rentals/insurance/condominium	(2,772)	(5,208)	(52,313)	(25,685)
Publicity and advertising	(89,599)	(108,260)	(408,100)	(256,590)
Donations and sponsorships	-	-	(137,257)	(91,340)
Other	(22,715)	(7,136)	(64,696)	(26,711)
Total	(1,597,374)	(1,482,032)	(4,338,719)	(2,798,898)

26. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Depreciation and amortization	(29,474)	(34,510)	(200,175)	(136,458)
Personnel	(143,775)	(116,435)	(332,285)	(212,819)
Third-party services	(173,454)	(110,872)	(432,513)	(248,024)
Rentals/insurance/condominium	(16,974)	(10,663)	(95,162)	(41,619)
Other	(11,859)	(5,857)	(47,684)	(18,563)
Total	(375,536)	(278,337)	(1,107,819)	(657,483)

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

27. OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Fines and expenses recovered	84,199	110,241	192,388	156,220
Donations and sponsorships	(4,020)	(6,450)	(4,020)	(6,450)
Labor, tax, civil provisions – net	(182,433)	(85,892)	(279,368)	(131,506)
Net income on disposal/loss of assets (a)	(7,447)	75,318	380,699	106,595
Administrative technical services	17,720	20,420	15,287	17,456
Other expenses	(4,698)	(33,566)	(63,902)	(31,645)
Total	(96,679)	80,071	241,084	110,670

Other operating income	149,873	283,785	740,239	442,025
Other operating expenses	(246,552)	(203,714)	(499,155)	(331,355)
Total	(96,679)	80,071	241,084	110,670

(a)  During six-month period ended in June 30, 2012, subsidiary Vivo carried out the disposal of 1,500 of non-strategic towers, transferring their management and maintenance to a third-party company specialized in providing these services for the amount of R$ 519,173, and revenue equivalent to 1,290 towers was recorded at the amount of R$ 446,953 thousand (R$ 392,951 thousand, net of residual value).

28. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Financial income
Income from financial investments	34,433	76,043	117,422	156,342
Gains on derivative transactions	66,435	15,035	151,548	17,501
Interest receivable	83,102	31,638	102,747	50,625
Monetary/foreign exchange variation gains	102,151	98,371	207,029	157,053
Other financial income	13,419	3,872	40,703	44,069
	299,540	224,959	619,449	425,590

Financial expenses
Interest payable	(176,454)	(95,226)	(314,350)	(182,338)
Losses on derivative transactions	(43,373)	(81,569)	(61,178)	(121,604)
Monetary/foreign exchange variation losses	(101,314)	(41,621)	(273,304)	(47,651)
Other financial expenses	(25,881)	(17,540)	(100,100)	(79,510)
	(347,022)	(235,956)	(748,932)	(431,103)

Total	(47,482)	(10,997)	(129,483)	(5,513)

29. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income tax and social contribution monthly on the accrual basis and pay the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges with the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) at June 30, 2012 and 2011 is shown in the table below.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

	Company		Consolidated
	06.30.12	12.31.11	06.30.12	12.31.11
Income before taxes	2,235,066	2,071,727	3,140,039	2,387,382

Income and social contribution taxes expenses – at 34% rate	(759,922)	(704,387)	(1,067,613)	(811,710)
Permanent differences
Equity pick-up	551,001	210,342	-	-
Expired dividends	(19,544)	-	(19,544)	-
Temporary differences - subsidiaries	-	-	(39,983)	(32,874)
Non-deductible expenses, gifts, incentives and dividends received	(1,112)	(15,089)	(17,457)	3,913
Amortization of goodwill – exchange of shares - Telemig and Telemig Participações	-	-	-	15,242
Other additions (exclusions)	38,076	(292)	46,708	5,754
Overall total (IRPJ + CSLL)	(191,501)	(509,426)	(1,097,889)	(819,675)

Effective rate	9%	25%	35%	34%
Current IRPJ and CSLL	-	500,193	638,398	776,758
Deferred IRPJ and CSLL	191,501	9,233	459,491	42,917

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in note 7.2.

30. EARNINGS PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the periods. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

The table below shows the calculation of earnings per share as of June 30, 2012 and 2011:

	06.30.12	12.31.11
Net income for the period attributable to the shareholders:	2,043,565	1,562,301
Common shares	650,556	492,880
Preferred shares	1,393,009	1,069,421

Number of shares:	1,123,660	726,060
Weighted average of common outstanding shares for the year	381,341	244,260
Weighted average of preferred outstanding shares for the year	742,319	481,800

Basic and diluted earnings per share:
Common Shares	1.71	2.02
Preferred shares	1.88	2.22

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

31. TRANSACTIONS WITH RELATED PARTIES

The main consolidated balances with related parties are as follows:

		06.30.12
Company	Nature of the transaction	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses
Atento Brasil S. A.	a) / c) / e) / f)	10,724	-	221,771	1,295	27,473	(574,841)
SP Telecomunicações Participações Ltda.	d) / f)	2	-	164,452	-	-	(3,206)
Telefónica de Espana S. A.	a) / e)	1,377	-	952	-	2,226	(1,789)
Telefónica Del Peru	b)	5,752	-	47	734	371	-
Telefonica Engenharia de Segurança do Brasil Ltda.	b) / c) / f)	2,100	293	4,274	8	1,176	(3,436)
Telefónica Internacional S.A.	b) / d) / f)	141	14,402	313,376	-	6	(7,642)
Telefônica International Wholesale Services Brasil Ltda.	a) / c) / f)	1,747	31	32,416	305	4,424	(57,318)
Telefónica International Wholesale Services Espanha	a) / e) / f)	9,490	-	2,981	-	9,779	(5,615)
Telefónica Moviles Espana S.A.	a) / c) / e) / f)	5,461	-	2,858	-	-	(1,410)
Telefónica S. A.	b) / d) / e) / f)	556	-	253,663	-	3,490	(75,783)
Telefônica Serviços Empresariais do Brasil Ltda.	b) / c) / e) / f)	15,946	961	12,807	1,573	2,755	(44,104)
Telefônica Transportes e Logistica Ltda.	c) / f)	145	8	30,487	164	524	(42,576)
Terra Networks Brasil S. A.	a) / b) / e)	10,040	9	531	291	3,735	(1,364)
Other	a) / c) / e) / f)	27,220	9	37,217	132	3,367	(10,958)
Total		90,701	15,713	1,077,832	4,502	59,326	(830,042)

		12.31.11				06.30.11
Company	Nature of the transaction	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Revenues	Expenses
Atento Brasil S. A.	a) / c) / e) / f)	14,720	-	186,692	338	13,876	(249,294)
SP Telecomunicações Participações Ltda.	d) / f)	4	-	126,283	-	-	(2,057)
Telefónica de España S. A.	a) / e)	5,320	-	3,997	-	1,384	(1,343)
Telefónica Del Peru	b)	10,663	-	61	700	2,048	-
Telefónica Internacional S. A.	b) / d) / f)	221	17,022	201,856	-	544	(147)
Telefônica Internacional Wholesale Services Brasil Ltda.	a) / c) / f)	2,131	22	29,080	505	1,387	(19,114)
Telefónica International Wholesale Services Espanha	a) / e) / f)	6,057	-	3,402	-	2,602	(3,553)
Telefónica Moviles Espana S.A.	a) / c) / e) / f)	5,424	-	5,984	-	2,780	(2,687)
Telefónica S. A.	b) / d) / f)	482	1,591	172,229	-	405	(35,274)
Telefônica Serviços Empresariais do Brasil Ltda.	b) / c) / e) / f)	16,690	932	10,715	2,976	1,854	(21,342)
Telefônica Transportes e Logistica Ltda.	c) / f)	163	-	36,610	144	-	(21,998)
Terra Networks Brasil S. A.	a) / b) / e)	9,505	16	1,100	-	390	(543)
Other	a) / b) / c) / e) / f)	26,805	631	32,206	313	4,419	(2,571)
Total		98,185	20,214	810,215	4,976	31,689	(359,923)

a) Trade accounts receivable includes receivables for fixed and mobile telecommunication services including Terra Networks Brasil S.A., Telefonica de Espanha S.A., Telefonica International Wholesale Services Espanha, Atento Brasil S.A. and Telefónica Moviles Espana S.A particularly for fixed and mobile long-distance calls, communication through local mobile, interconnection and Telefonica Internacional Wholesale Services Brasil Ltda., due to the contract of rendering services of rights of use of undersea fiber optic, and other group companies.

b) Other intercompany receivables in Current Assets and Non-current Assets mainly includes credits with Telefónica Internacional S.A., Telefonica del Peru, Terra Networks Brasil S.A., Telefônica Serviços Empresariais do Brasil Ltda. Telefonica Engenharia de Segurança do Brasil Ltda, Telefonica S.A. corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the corresponding companies.

c) Trade accounts payable includes services rendered particularly by Atento Brasil S.A. for call center management services, tele-services centers and sales promoters; Telefônica Internacional Wholesale Services Brasil Ltda, for provision of transmission infrastructure to various international data circuits and international roaming by Telefonica Moviles Espana S.A.; maintenance of security equipment and control by Telefonica Engenharia de Segurança do Brasil Ltda. We also highlight the rendering of administrative management services in the accounting, finance, human resources, equity and IT functions payable to Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Transportes e Logística Ltda.  and other group companies.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

d) Other intercompany payables in Current and Non-current Liabilities mainly includes payables for technical support and management services and dividends and interest on shareholder’s equity to Telefónica Internacional S.A., SP Telecomunicações Participações Ltda and Telefónica S.A.

e) Revenues are mainly related to billing Speedy services and interregional long-distance for fixed services with Terra Networks Brasil S.A., Atento Brasil S.A. and Telefônica Serviços Empresariais do Brasil Ltda. and to network infrastructure leased to Atento Brasil S.A. and services from calls mainly for long distance calls with Telefonica de Espanha S.A. Telefónica Internacional Wholesale Services Espanha, Telefónica Moviles Espana S.A. and other group companies.

f) The balance of costs and expenses mainly refers to international roaming call provided by Telefónica Moviles Espana S.A., center management services rendered by Atento Brasil S.A., international transmission infrastructure  for various data circuits provided by Telefonica Internacional Wholesale Services Brasil Ltda. and Telefónica Internacional Wholesale Services Espanha, management expenses, technical assistance to Telefónica Internacional S.A., SP Telecomunicações Participações Ltda. and Telefónica S.A.; maintenance of security equipment and control by Telefonica Engenharia de Segurança do Brasil Ltda and administrative management services regarding the accounting, financial, human resources and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.,Telefônica Transportes e Logística Ltda. and other group companies.

Board of Directors’ Compensation

The amount paid by the Company to the Board of Directors for the six-month period ended June 30, 2012 was approximately R$ 8,598 (R$ 6,128 in June 2012). Of this amount, R$ 8,090 (R$ 4,436 in June 2011) corresponds to salaries, benefits and social charges and R$ 508 (R$ 1,692 in March 2011) to variable compensation.

During the six-month period ended in June 30, 2012, our Directors and Officers did not receive any benefit pension, retirement pension or other similar plans.

32. SHARE-BASED COMPENSATION PLAN

At June 30, 2011 and 2012, the third and fourth cycle of this incentive plan ended, and the following number of shares were attributed to executives of the Company and its subsidiaries:

	Number of shares	Unit value in Euros	Closing date
3rd cycle: June 1, 2008	186,186	8.39	June 30, 2011
4th cycle: July 1, 2009	130,362	8.41	June 30, 2012

Following the end of the third cycle, in July 2011, 189,763 shares were granted to all executives of the Company and its subsidiaries that were included in these cycles.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

For the fourth cycle of the plan, no share will be granted to the executives of the Company and its subsidiaries due to the non-compliance with the market condition for development of Telefonica’s Total Shareholder Return (TSR), which was lower than the third quarter of the comparison group. The provisioned amounts referring to the fourth cycle will be reimbursed to the controller in order to cover costs of option made at the date the plan was set up.

The Company and its subsidiaries recorded the following personnel expenses referring to share-compensation plans for the quarter ended June 30, 2012 and 2011:

Plans	06.30.12	12.31.11
PSP	7,443	8,656
PIP	1,947	-
GESP	2,888	1,342
Total	12,278	9,998

33. INSURANCE

The Company and its subsidiaries’ polices as well as those of the Telefónica Group include the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.

The assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Type	Maximum indemnification limits
Operating risks (with loss of profits)	1,643,130
General civil liability (RCG);	31,740
ANATEL guarantee insurance	24,655

34. POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and its subsidiaries related benefits types are as follows:

Plan	Type (a)	Entity	Sponsorship
PBS-A	BD	Sistel	Telefónica Brasil and Vivo in conjunction with the other telecommunication companies resulting from the privatization of Telebras System.
PAMA/PCE	Medical assistance	Sistel	Telefónica Brasil and Vivo in conjunction with the other telecommunication companies resulting from the privatization of Telebras System.
CTB	BD	Telefónica Brasil S.A.	Telefônica Brasil
PBS	BD/Hybrid	VisãoPrev	Telefônica Brasil and Vivo
VISÃO	CD/Hybrid	VisãoPrev	A. Telecom, Telefônica Data, Telefônica Brasil, Vivo and VisãoPrev Companhia de Previdência Complementar
CELPREV	Hybrid	VisãoPrev (b)	Vivo

(a) BD = Defined Benefit Plan;
CD = Defined Contribution Plan;
Híbrido = Plan that offers both DB and DC-type benefits. (b) Except plan CELPREV, managed by Sistel.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

The Company and its subsidiaries, together with other companies from Telebrás System, sponsor pension plans and post-employment medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefônica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) Plano TCP Prev, TCO Prev e CelPrev; and vi) Benefit Plans Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The Company and its subsidiaries sponsor, individually, a defined benefit retirement plan (PBS Plan), administered by Visão Prev, which covers approximately 0.14% of the Company’s employees. In addition, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiaries to retired employees and their dependents (administered by Fundação Sistel, with constituted fund and participants contributions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Plan	%
PBS Telesp	6.82
PBS Telesp Celular	7.16
PBS Tele Sudeste Celular	6.64
PBS Telemig Celular	6.11
PAMA	1.50

For other employees of the Company and its subsidiaries, there is an individual defined contribution plans - Visão Telesp Benefit Plan and for Vivo there is an individual defined contribution plan Vivo Prev Plan, both of them being administrated by Visão Prev complementary providence company. The other Plans are funded by contributions made by the participants (employees) and by the sponsors which are credited to participants’ individual accounts. Telefônica Brasil and its subsidiaries are responsible for bearing all administrative plans and maintenance expenses, including participant’s death and disability risks. The contributions to those plans are equal to those of the employees, varying from 2% to 9% of the contribution salary for those participants from Telefônica Brasil and from 2% to 8% of the contribution salary for those participants from Vivo based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former Companhia Telefônica Brasileira (CTB).

All revenues and expenses relating to defined benefit plans and benefit plans hybrids, such as employer contributions, the current service costs, interest costs and expected return on plan assets are recognized directly in the operating results of the Company and its subsidiaries.

Gains and losses relating to defined benefit plans and benefit plans hybrids, beyond the limitations of the recoverability of surpluses for refunds or reductions in future contributions are recognized immediately in equity, resulting in no impact on the Company's operating and its subsidiaries.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Actuarial liabilities recorded by the Company and its subsidiaries as of June 30, 2012 and December 31, 2011 are as follows:

	Company		Consolidated
Plans	06.30.12	12.31.11	06.30.12	12.31.11
CTB	33,793	34,615	33,793	34,615
PAMA	267,927	256,563	285,544	273,373
PBS	-	-	905	905
VIVO PREV	-	-	1,077	-
Total	301,720	291,178	321,319	308,893

For the surplus plans, the net actuarial assets were recorded by the Company and its subsidiaries at June 30, 2012 and December 31, 2011, in the group of other assets (Note 10).

35. FINANCIAL INSTRUMENTS

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which may be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

The table below shows a breakdown of financial assets and liabilities as of June 30, 2012.

	Company
	Fair value		Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Loans and receivables	Level 2 Estimated based on other market data	Total book value	Total fair value
Current
Cash and cash equivalents (Note 4)	-	-	477,986	-	477,986	477,986
Derivative transactions	885	-	-	885	885	885

Non-current
Equity investments	-	-	-	-	23,577	23,577
Derivative transactions	-	55,111	-	55,111	55,111	55,111
Amounts linked to National Treasury securities (Note 10)	-	-	-	-	452	452
Total financial assets	885	55,111	477,986	55,996	558,011	558,011

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

	Company
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 - Estimated based on other market data	Total book value	Total fair value
Current
Loans and financing (Note 17)	6,234	412,491	-	6,234	418,725	418,725
Debentures (Note 17)	5,786	112,484	-	5,786	118,270	118,270
Derivative transactions	885	-	9,984	10,869	10,869	10,869

Non-current
Loans and financing (Note 17)	319,136	783,379	-	319,136	1,102,515	1,102,515
Debentures (Note 17)	89,363	708,379	-	89,363	797,742	797,742
Derivative transactions	-	-	7,459	7,459	7,459	7,459
Total financial liabilities	421,404	2,016,733	17,443	438,847	2,455,580	2,455,580

	Consolidated
	Fair value		Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Loans and receivables	Level 2 - Estimated based on other market data	Total book value	Total fair value
Current
Cash and cash equivalents (Note 4)	-	-	2,105,630	-	2,105,630	2,105,630
Derivative transactions	2,086	1,492	-	3,578	3,578	3,578

Non-current
Equity investments	-	-	-	-	23,577	23,577
Derivative transactions	-	273,448	-	273,448	273,448	273,448
Amounts linked to National Treasury securities (Note 10)	-	-	-	-	452	452
Total financial assets	2,086	274,940	2,105,630	277,026	2,406,685	2,406,685

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 - Estimated based on other market data	Total book value	Total fair value
Current
Loans and financing (Note 17)	41,135	874,176	-	41,135	915,311	915,311
Debentures (Note 17)	5,786	112,484	-	5,786	118,270	118,270
Derivative transactions	925	-	28,614	29,539	29,539	29,539

Non-current
Loans and financing (Note 17)	1,057,946	2,602,558	-	1,057,946	3,660,504	3,660,504
Debentures (Note 17)	89,363	708,379	-	89,363	797,742	797,742
Derivative transactions	-	-	35,425	35,425	35,425	35,425
Total financial liabilities	1,195,155	4,297,597	64,039	1,259,194	5,556,791	5,556,791

Interest in other companies

The Company has direct and indirect interest in other companies resulting from the privatization process. These investments, measured at market value, consider the latest quotation available at June 30, 2012 and December 31, 2011.

The table below shows the breakdown of investments in other companies at market value as of June 30, 2012 and December 31, 2011:

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

	06.30.12	12.31.11
Zon Multimédia (a)	-	9,117
Other investments	23,577	28,718
Total	23,577	37,835

(a)  On May 8, 2012, the Company disposed 1,618,652 common shares, representing 0.52% of Zon Multimédia – Serviços de Telecomunicações e Multimídia, SGPS, S.A. equity (with voting rights).

Fair value hierarchy

The Company and its subsidiaries use the following hierarchy in order to calculate and disclosure the fair value of financial instruments through the valuation technique:

Level 1: quoted prices (without adjustments) on the active markets for identical assets and liabilities.

Level 2: other techniques to which all data with material effect on the fair value recorded are directly or indirectly observable.

Level 3: techniques using data with relevant effect on the fair value recorded which are not based on data that can be observed on the market.

For the six-month period ended June 30, 2012 no transfers of assessments of fair value between level 1 and level 2 nor level 3 and level 2 were made. The Company and its subsidiaries do not have financial instruments with fair value level 3 assessments.

As authorized by CPC 37, the Company and its subsidiaries did not disclose comparative information on hierarchy of fair value and liquidity disclosures.

Capital management

The purpose of the Company and its subsidiaries’ Capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital relationship, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiaries manage their capital structure by making adjustments and fitting into current economy conditions. For this purpose, the Company and its subsidiaries may pay dividends, raise new loans, issue promissory notes and contract derivative operations. For the three months period ended June 30, 2012, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company and its subsidiaries include in its net debt structure: loans, financing, derivative operations, less cash and cash equivalents.

Risk management policy

The Company and its subsidiaries are exposed to various market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

The key market risk factors that affect the business of the Company and its subsidiaries are detailed below:

a.    Foreign exchange risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At June 30, 2012, 24% (19.32% as of December 31, 2011) of the financial debt was denominated in foreign currency. The Company and its subsidiaries has entered into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$ 1,316,219 at June 30, 2012 and R$ 1,198,483 at December 31, 2011). In view of this, the entirely of the debt was covered by asset positions on currency hedge transactions (swap for CDI).

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

As from May 2010, hedge operations were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics, however, the Company aims to cover the net balance of these rights and obligations (US$ 6,634 and €32,161 payable at June 30, 2012 and US$ 13,917 and €17,818 payable at December 31, 2011) to minimize the related foreign exchange risk.

b.    Interest rate and inflation risk

This risk arises from the possibility of the Company and its subsidiaries incurring losses to of an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures link with CDI and liability positions (exchange rate hedge and IPCA) contracted at floating interest rates (CDI).

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6.0% per annum from July 2009 to June 2012. The long-term interest rate was reduced to 5.5% p.a. as from July 2012.

The risk of inflation arises from the debentures of Telemig (merged into Vivo Part. on June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce its exposition to CDI, the Company and its subsidiaries invest cash surplus of R$2,058,020 (R$2,862,938 at December 31, 2011), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The book value of these instruments approximates market, since they are redeemable within a short term.

As of June 30, 2012, the Company and its subsidiary Vivo had financing agreements in force, containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants – which should be calculated semi-annually and annually could otherwise demand payment of liabilities at an earlier time – have been fully performed by the Company and its subsidiary Vivo, and all economic and financial indexes contractually provided have been achieved.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

The 1st and 4th issuance of debentures of Vivo Part., taken by the Company on August 19 and September 28, 2011, respectively, have economic and financial indexes that must be determined quarterly, as well as covenants in connection with judicial and out-of-court applications for company economic recovery, liquidation, dissolution, insolvency, voluntary bankruptcy application or adjudication of bankruptcy, payment failure and failure to comply with non-fiduciary obligations. At said date, all financial and economic indices were attained and all these covenants were met.

c.    Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiary do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in note 17, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the Company’s and its subsidiary’s liquidity and cash flow is monitored daily by Management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks.

d.    Credit risk

This risk arises from the possibility that the Company and its subsidiaries may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is dispersed and minimized by a strict control of the customer base. The Company and its subsidiaries constantly monitor the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. In the mobile services the customer base is predominantly, a prepaid system, which requires the prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

As of June 30, 2012, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company and its subsidiaries are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain operations and receivables from swap transactions. The Company and its subsidiaries controls the credit limit granted to all counterparties and diversifies such exposure among top-rated financial institutions, according to credit policy of financial counter-parties in force.

Derivatives and risk management policy

All the Company and its subsidiaries derivative instruments have the objective of providing a hedge against the risk of variation in exchange rates arising from assets and liabilities in foreign currency and against inflation risk from its debenture indexed to IPCA (inflation rate) with shorter term. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company and its subsidiaries have internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the derivative instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly). As of June 30, 2012, the derivative instruments taken were effective for the debts for which they are intended to provide coverage. Provided these derivatives contracts qualify as hedge accounting, the debt hedge may also be adjusted at fair value as per the rules applicable to fair value hedge. According to cash flow hedge accounting, the effective portion of fair value variations of derivatives designated for these hedges is recognized directly in equity.

At June 30, 2012, subsidiary Vivo had an foreign exchange swap of US$ 102,573 designated as cash flow hedge, whose fair value accumulated variation, recognized in equity, was R$ 1,298.

The Company and its subsidiaries entered into swap contracts in foreign currency at different exchange rates hedging their assets and liabilities in foreign currency.

At October 15, 2009, a swap was contracted by Vivo Part., which was indexed to the IPCA  (as for assets), and to the CDI (as for liabilities), in order to cover the exposure of the cash flows of the 3rd series of 4th issuance of debentures  to the variation of the IPCA rate. Upon being contracted, this swap was recognized as a fair value hedge.

As of June 30, 2012, the Company and its subsidiaries had not had any embedded derivatives agreements.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of finance liabilities (when applicable) and derivative instruments considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

		Consolidated
						Accumulated effect
		Nominal amount		Fair value		Amount receivable (payable)
Description	Index	06.30.12	12.31.11	06.30.12	12.31.11	06.30.12	12.31.11
Swap Contracts
Receivable
Foreign currency (a)		1,103,221	1,106,438	1,358,075	1,248,514	257,850	212,262
Citibank	USD	181,230	187,845	209,930	199,872	37,363	32,219
Votorantim	USD	10,558	13,434	12,190	14,028	-	-
Banco do Brasil	USD	258,900	258,900	313,181	282,205	37,419	19,629
Bradesco	USD	189,730	196,728	243,569	231,391	49,806	43,137
Itaú	USD	19,596	6,324	19,148	6,371	-	57
JP Morgan	USD	443,207	443,207	560,057	514,647	133,262	117,220

Foreign currency (b)		79,593	44,098	80,701	43,059	1,201	-
Bradesco	EUR	17,765	13,828	17,459	13,773	-	-
Itaú	EUR	-	30,270	-	29,286	-	-
Santander	EUR	61,828	-	63,242	-	1,201	-

Inflation rates		72,000	72,000	95,149	87,390	17,692	15,513
Bradesco	Brazil's Extended Consumer Price Index (IPCA)	72,000	72,000	95,149	87,390	17,692	15,513

Post rate (c)		16,407	4,644	16,445	4,638	283	-
Bradesco	CDI	8,929	896	8,976	899	283	-
Itaú	CDI	-	3,748	-	3,739	-	-
Santander	CDI	7,478	-	7,469	-	-	-

Payable
Post rate (a)		(1,182,814)	(1,150,536)	(1,243,114)	(1,204,745)	(63,386)	(125,435)
Citibank	CDI	(181,230)	(187,845)	(180,153)	(186,324)	(7,585)	(18,672)
Votorantim	CDI	(10,558)	(13,434)	(28,066)	(34,139)	(15,875)	(20,111)
Banco do Brasil	CDI	(258,900)	(258,900)	(275,762)	(262,576)	-	-
Santander	CDI	(61,828)	-	(62,057)	-	(16)	-
Bradesco	CDI	(207,495)	(210,556)	(225,242)	(230,901)	(14,020)	(28,874)
Itaú	CDI	(19,596)	(36,594)	(19,619)	(36,753)	(470)	(1,153)
JP Morgan	CDI	(443,207)	(443,207)	(452,215)	(454,052)	(25,420)	(56,625)

Post rate (b)		(72,000)	(72,000)	(79,024)	(75,926)	(1,567)	(4,049)
Bradesco	IPCA	(72,000)	(72,000)	(79,024)	(75,926)	(1,567)	(4,049)

Foreign currency (c)		(16,407)	(4,644)	(16,173)	(4,685)	(11)	(47)
Bradesco	USD	(8,929)	(896)	(8,693)	(937)	-	(38)
Itaú	USD	-	(3,748)	-	(3,748)	-	(9)
Santander	USD	(7,478)	-	(7,480)	-	(11)	-

			Receivable			277,026	227,775
			Payable			(64,964)	(129,531)
			Amount receivable, net			212,062	98,244

a) Swaps of foreign currency (USD) x CDI (R$1,328,029) – swap operations contracted with several maturities until 2019, with the objective of hedging foreign exchange variation for loans (debt fair value of R$1,316,219).

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

b) Swap of foreign currency (Euro and Dollar) and (CDI x EUR) (R$94,575 - swap contracts entered into with maturities until August 28, 2012 with the objective of hedging foreign exchange variation for amounts payable in Euro and Dollar (book value of R$13,410 in dollars and R$1,845 in Euro).

c) Swap IPCA x CDI percentage (R$95,149) – swap transactions contracted with maturities dates until 2014 with the purpose of protecting the cash flow identical to the debentures (4th issuance – 3rd serie) indexed to the IPCA (market value R$95,149).

The expected maturities of swap contracts as of June 30, 2012 are as follows:

Swap Contracts	Maturity:
	2012	2013	2014	2015 onward	Amount receivable (payable) at 06.30.12
Foreign currency x CDI	(14,466)	15,123	18,422	176,586	195,665
VOTORANTIM	(4,334)	(7,933)	(3,608)	-	(15,875)
BRADESCO	(2,203)	(3,224)	(2,111)	43,324	35,786
JP MORGAN	(6,776)	(7,529)	(11,115)	133,262	107,842
SANTANDER	1,185	-	-	-	1,185
BANCO DO BRASIL	-	37,419	-	-	37,419
CITIBANK	(1,868)	(3,610)	35,256	-	29,778
ITAÚ	(470)	-	-	-	(470)

CDI x Foreign currency	272	-	-	-	272
BRADESCO	283	-	-	-	283
SANTANDER	(11)	-	-	-	(11)

IPCA x CDI	(1,567)	17	17,675	-	16,125
ITAÚ	(1,567)	17	17,675	-	16,125

Total	(15,761)	15,140	36,097	176,586	212,062

For the purpose of preparing the ITR’s, the Company and its subsidiaries adopted hedge accounting for its foreign currency X CDI and IPCA x CDI swap operations providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

For the six-month period ended June 30, 2012, derivative operations generated a net consolidated gain of R$90,370 (loss of R$104,103 as of June 30, 2011), according to note 28.

As of March 31, 2012, the Company and its subsidiaries registered R$277,026 as assets and R$64,964 as liabilities in order to recognize the derivatives position in that date.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM instruction.

Considering that the Company and Vivo has derivative instruments only to cover its assets and liabilities in foreign currency, the changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s and Consolidated net exposure for each of the three mentioned scenarios, as shown below:

Sensitivity analysis – Net exposure

Company

Transaction	Risk	Probable	Deterioration 25%	Deterioration 50%
Hedge (receivable)	Derivatives (Risk of USD devaluation )	325,371	408,707	492,903
Debt in USD dollar	Debts (Risk of USD appreciation)	(325,370)	(408,706)	(492,902)
	Net exposure	1	1	1

Hedge (receivable)	Derivatives (Risk of EUR appreciation)	17,459	21,823	26,187
Accounts payable in EUR	Debt (Risk of EUR devaluation)	(18,591)	(23,239)	(27,886)
	Net exposure	(1,132)	(1,416)	(1,699)

Hedge (receivable)	Derivatives (Risk of USD devaluation)	20,484	25,615	43,789
Accounts payable in USD	Debts (Risk of USD appreciation)	(19,954)	(24,943)	(42,971)
	Net exposure	530	672	818

Hedge (Receivable)	Derivatives (Risk of IPCA devaluation)	95,149	94,266	96,225
Debt in IPCA	Debts (Risk of IPCA appreciation)	(95,149)	(94,266)	(96,225)
	Net exposure	-	-	-

Hedge (CDI - Receivable)	Derivatives (Risk of CDI increase)	(420,795)	(431,988)	(443,245)
	Net exposure	(420,795)	(431,988)	(443,245)

Net exposure in each scenario		(421,396)	(432,731)	(444,125)

Net effect in the variation of current fair value		-	(11,335)	(22,729)

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

Consolidated

Transaction	Risk	Probable	Deterioration 25%	Deterioration 50%
Hedge (Receivable)	Derivatives (Risk of USD devaluation)	1,095,358	1,388,602	1,690,222
Debt in USD dollar	Debts (Risk of USD appreciation)	(1,095,593)	(1,388,896)	(1,690,574)
	Net exposure	(235)	(294)	(352)

Hedge (Receivable)	Derivatives (Risk of EUR appreciation)	80,701	100,878	121,050
Accounts payable in EUR	Debt (Risk of EUR devaluation)	(81,845)	(102,306)	(122,767)
	Net exposure	(1,144)	(1,428)	(1,717)

Hedge (Receivable)	Derivatives (Risk of USD devaluation)	13,874	17,302	33,813
Accounts payable in USD	Debts (Risk of USD appreciation)	(13,410)	(16,762)	(33,154)
	Net exposure	464	540	659

Hedge (Receivable)	Derivatives (Risk of USD devaluation)	232,645	300,857	373,730
Debt in UMBNDES	Debts (Risk of UMBNDES increase)	(232,607)	(300,504)	(373,333)
	Net exposure	38	353	397

Hedge (Receivable)	Derivatives (Risk of IPCA devaluation)	95,149	94,266	96,225
Debt in IPCA	Debts (Risk of IPCA appreciation)	(95,149)	(94,266)	(96,225)
	Net exposure	-	-	-

Hedge (CDI - Receivable)	Derivatives (Risk of CDI increase)	(1,305,691)	(1,362,721)	(1,419,152)
	Net exposure	(1,305,691)	(1,362,721)	(1,419,152)

Net exposure in each scenario		(1,306,568)	(1,363,550)	(1,420,165)

Net effect in the variation of current fair value		-	(56,982)	(113,597)

Assumptions for analysis of sensitivity

Variable of Risk:	Probable	Deterioration 25%	Deterioration 50%
USD	2.0213	2.5266	3.0320
EUR	2.5448	3.1810	3.8172
IPCA	5.02%	6.28%	7.53%
UMBNDES	0.0397	0.0497	0.0596
CDI	8.36%	10.45%	12.54%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only (hedged elements) classified under the accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of June 30, 2012, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

Telefônica Brasil S. A.

NOTES TO QUARTERLY FINANCIAL INFORMATION

June 30, 2012

(In thousands of reais)

36. SUBSEQUENT EVENTS

4th Issue of Debentures

On July 24, 2012, the Company’s Board of Directors approved the renegotiation of 1st and 4th issuance, scheduled to October 15, 2012.

New Issuance of Debentures

On July 24, 2012, the Company’s Board of Directors approved the proposal to raise funds in the financial market through issuance of simple debentures, not convertible into shares, amounting up to R$ 2 billion, effective for seven years and placement firm guarantee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 14, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director